03030716

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEP 2 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
SEP 03 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for August 29, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 29, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit | Page

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC9

$1,126,386,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC9
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)	97,936,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2(5) (6)	74,747,000	(6)	4.76	27-90	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A (7)	475,899,000	(7)	2.54	1-90	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A1(8)	183,359,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
3-A2(8) (9)	141,619,000	(9)	4.78	27-90	14.00%	(9)	8/25/2033	Aaa/AAA/AAA
A-IO (10)	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	53,772,000	1M Libor	4.98	39-90	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	48,112,000	1M Libor	4.95	38-90	5.00%	TBD	8/25/2033	A2/A/A
M3	14,151,000	1M Libor	4.94	37-90	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,981,000	1M Libor	4.91	37-90	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	11,320,000	1M Libor	4.60	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,490,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)	97,936,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2(5) (6)	74,747,000	(6)	5.35	27-198	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A (7)	475,899,000	(7)	2.74	1-186	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A1(8)	183,359,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
3-A2(8) (9)	141,619,000	(9)	5.38	27-198	14.00%	(9)	8/25/2033	Aaa/AAA/AAA
A-IO (10)	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	53,772,000	1M Libor	5.45	39-153	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	48,112,000	1M Libor	5.33	38-138	5.00%	TBD	8/25/2033	A2/A/A
M3	14,151,000	1M Libor	5.18	37-115	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,981,000	1M Libor	5.00	37-104	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	11,320,000	1M Libor	4.60	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,490,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates except the Class B will be rated by Moody's, S&P and Fitch. The Class B will be rated by Moody's and Fitch.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1 and Class 3-A2 are the Group 3 Senior Certificates

(9) Class 3-A2 will have stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(10) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be paid to the Class 3-A1 and Class 3-A2 Certificates, sequentially and in that order, until reduced to zero.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates, and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and Class 3-A2 Certficates. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and 3-A2 Certificates, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and 3-A2 Certificates, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates, the Class 2-A Certificates and the Class 3-A2 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on August 25, 2005, the Class 1-A2, Class 2-A and Class 3-A2 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in September 2005 will receive interest based on this new floating rate. Interest for the Class 2-A Certificates for the first 24 Distribution dates will be calculated on a 30/360 basis and will be calculated on an actual/360 basis thereafter. Interest for the Class 1-A2 and Class 3-A2 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1 and Class 3-A2 Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1 and Class 3-A2 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	36,142,887.49	99,606,585.55	68,018,526.96	203,768,000.00
7-12	30,119,132.03	83,005,650.90	56,682,217.07	169,807,000.00
13-18	24,095,376.57	66,404,716.25	45,345,907.17	135,846,000.00
19-24	12,047,688.29	33,202,358.13	22,672,953.59	67,923,000.00

On and after the 25th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 18% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 49% of the aggregate Class A-IO

Notional Amount. The A-IO(3) Component Notional Amount will be approximately 33% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	
3	
4	
5	
6	
7	
8	
9	
10	
11	
12	

Month	Approximate Notional Balance ($)
13	
14	
15	
16	
17	
18	
19	
20	
21	
22	
23	
24	

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 3-A2 Certificates clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of anInsured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (23.25%), Wells Fargo (17.19%), People's Choice (13.81%), Fieldstone (12.12%), CIT (7.40%), Finance America (5.86%), Wilmington Financial (3.22%), Aurora Loan Services (3.14%) and Equifirst (3.11%) and as of the closing date will be serviced by Ocwen (34.41%), Option One (24.12%), Wilshire (18.15%), Wells Fargo (17.21%), Aurora Loan Services (3.13%) and Chase (2.98%).

Mortgage Insurance

Approximately 72.24% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1 and Class 3-A1 will double, the margins on Class 1-A2, Class 2-A and Class 3-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1 and 3-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1
Aaa/AAA/AAA
Libor Floater
(Group 1)

1-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 1)

2-A
Aaa/AAA/AAA
Fixed - Floating
(Group 2)

3-A1
Aaa/AAA/AAA
Libor Floater
(Group 3)

3-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 3)

A-IO
Aaa/AAA/AAA
6.00% Interest
Rate

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A, 3-A1 and 3-A2.

M1
Aa2/AA/AA
Libor Floater

M2
A2/A/A
Libor Floater

M3
A3/A-/A-
Libor Floater

M4
Baa1/BBB+/BBB+
Libor Floater

M5
Baa2/BBB/BBB
Libor Floater

B
Baa3/NR-/BBB-
Libor Floater

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC9
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 25, 2003
Cut-Off Date:	August 1, 2003
Statistical Calculation Date:	Ranges from 6/5/2003 to 6/25/2003 (57.67%), 5/28/03 to 6/1/03 (26.57%), 7/1/2003 (13.93%), and 4/21/03-5/13/03 (1.82%).
Expected Pricing Date:	August [ ], 2003
Closing Date:	August 29, 2003
Settlement Date:	August 29, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1, M1, M2, M3, M4, M5 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A 30/360 on Class 1-A2, Class 3-A2 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.00625% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [(1)]	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	9.60	6.51	4.76	3.57	2.67
Window (mos)	54-175	36-121	27-90	21-70	17-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class 2-A					
Avg. Life (yrs)	5.13	3.47	2.54	1.92	1.46
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class 3-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 3-A2					
Avg. Life (yrs)	9.61	6.53	4.78	3.59	2.69
Window (mos)	54-175	36-121	27-90	21-70	17-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M1					
Avg. Life (yrs)	9.62	6.54	4.98	4.30	4.16
Window (mos)	56-175	37-121	39-90	41-70	45-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M2					
Avg. Life (yrs)	9.62	6.54	4.95	4.16	3.81
Window (mos)	56-175	37-121	38-90	39-70	40-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M3					
Avg. Life (yrs)	9.62	6.54	4.94	4.10	3.67
Window (mos)	56-175	37-121	37-90	38-70	39-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M4					
Avg. Life (yrs)	9.61	6.53	4.91	4.07	3.61
Window (mos)	56-175	37-121	37-90	37-70	38-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M5					
Avg. Life (yrs)	9.06	6.12	4.60	3.80	3.38
Window (mos)	56-167	37-114	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	1/25/2013	8/25/2010	1/25/2009	12/25/2007
Class B					
Avg. Life (yrs)	7.10	4.76	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	12/25/2013	8/25/2010	9/25/2008	7/25/2007	10/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 andassumed Closing Date of July 29, 2003.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.25	3.92	2.50
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class 2-A			
Avg. Life (yrs)	3.42	2.16	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class 3-A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 3-A2			
Avg. Life (yrs)	6.23	3.90	2.49
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M1			
Avg. Life (yrs)	6.34	4.47	4.18
Window (mos)	37-117	40-76	45-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M2			
Avg. Life (yrs)	6.34	4.38	3.78
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M3			
Avg. Life (yrs)	6.34	4.34	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M4			
Avg. Life (yrs)	6.33	4.32	3.56
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M5			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	10/25/2012	7/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	5/25/2010	12/25/2007	8/25/2006

Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 andassumed Closing Date of July 29, 2003.

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	10.56	7.27	5.35	4.04	3.06
Window (mos)	54-322	36-257	27-198	21-157	17-127
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	8/25/2016	2/25/2014
Class 2-A					
Avg. Life (yrs)	5.45	3.73	2.74	2.07	1.58
Window (mos)	1-312	1-243	1-186	1-145	1-114
Expected Final Mat.	7/25/2029	10/25/2023	1/25/2019	8/25/2015	1/25/2013
Class 3-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 3-A2					
Avg. Life (yrs)	10.53	7.30	5.38	4.08	3.11
Window (mos)	54-322	36-257	27-198	21-157	17-127
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	8/25/2016	2/25/2014
Class M1					
Avg. Life (yrs)	10.40	7.15	5.45	4.67	4.46
Window (mos)	56-275	37-202	39-153	41-120	45-97
Expected Final Mat.	6/25/2026	5/25/2020	4/25/2016	7/25/2013	8/25/2011
Class M2					
Avg. Life (yrs)	10.27	7.04	5.33	4.46	4.06
Window (mos)	56-254	37-182	38-138	39-108	40-87
Expected Final Mat.	9/25/2024	9/25/2018	1/25/2015	7/25/2012	10/25/2010
Class M3					
Avg. Life (yrs)	10.05	6.87	5.18	4.29	3.83
Window (mos)	56-218	37-154	37-115	38-90	39-72
Expected Final Mat.	9/25/2021	5/25/2016	2/25/2013	1/25/2011	7/25/2009
Class M4					
Avg. Life (yrs)	9.75	6.64	5.00	4.14	3.67
Window (mos)	56-200	37-140	37-104	37-81	38-65
Expected Final Mat.	3/25/2020	3/25/2015	3/25/2012	4/25/2010	12/25/2008
Class M5					
Avg. Life (yrs)	9.06	6.12	4.60	3.80	3.38
Window (mos)	56-167	37-114	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	1/25/2013	8/25/2010	1/25/2009	12/25/2007
Class B					
Avg. Life (yrs)	7.10	4.76	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	12/25/2013	8/25/2010	9/25/2008	7/25/2007	10/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 andassumed Closing Date of July 29, 2003.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.95	4.38	2.83
Window (mos)	35-250	22-169	16-121
Expected Final Mat.	5/25/2024	8/25/2017	8/25/2013
Class 2-A			
Avg. Life (yrs)	3.71	2.36	1.56
Window (mos)	1-247	1-168	1-120
Expected Final Mat.	2/25/2024	7/25/2017	7/25/2013
Class 3-A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 3-A2			
Avg. Life (yrs)	6.91	4.36	2.82
Window (mos)	35-250	22-169	16-121
Expected Final Mat.	5/25/2024	8/25/2017	8/25/2013
Class M1			
Avg. Life (yrs)	6.94	4.87	4.47
Window (mos)	37-196	40-130	45-92
Expected Final Mat.	11/25/2019	5/25/2014	3/25/2011
Class M2			
Avg. Life (yrs)	6.84	4.71	4.01
Window (mos)	37-178	38-117	40-83
Expected Final Mat.	5/25/2018	4/25/2013	6/25/2010
Class M3			
Avg. Life (yrs)	6.67	4.55	3.77
Window (mos)	37-149	38-97	39-69
Expected Final Mat.	12/25/2015	8/25/2011	4/25/2009
Class M4			
Avg. Life (yrs)	6.45	4.39	3.61
Window (mos)	37-136	37-88	38-63
Expected Final Mat.	11/25/2014	11/25/2010	10/25/2008
Class M5			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	10/25/2012	7/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	5/25/2010	12/25/2007	8/25/2006

Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
8.174566	3.74
8.184566	3.59
8.194566	3.44
8.204566	3.30
8.214566	3.15
8.224566	3.00
8.234566	2.85
8.244566	2.71
8.254566	2.56
8.264566	2.41
8.274566	2.27
Mod. Dur.	0.82 (3)

(1) Shown at the Certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 8.224566% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	8.58977	7.89369
2	N/A	N/A	32	9.50826	8.73864
3	N/A	N/A	33	8.58645	7.89224
4	N/A	N/A	34	8.87094	8.35524
5	N/A	N/A	35	9.24246	8.66590
6	N/A	N/A	36	9.56197	8.95798
7	N/A	N/A	37	9.25087	8.66754
8	N/A	N/A	38	9.24821	8.66614
9	N/A	N/A	39	9.55374	8.95356
10	N/A	N/A	40	9.24290	8.66360
11	N/A	N/A	41	10.15374	9.48971
12	N/A	N/A	42	9.83452	9.29832
13	N/A	N/A	43	9.83105	9.29635
14	N/A	N/A	44	10.88055	10.29021
15	N/A	N/A	45	9.82413	9.29242
16	N/A	N/A	46	10.14803	9.60041
17	N/A	N/A	47	10.15597	9.62817
18	N/A	N/A	48	10.49141	9.94707
19	N/A	N/A	49	10.14907	9.62391
20	N/A	N/A	50	10.14516	9.73380
21	N/A	N/A	51	10.47930	10.05585
22	N/A	N/A	52	10.13736	9.72914
23	N/A	N/A	53	10.52243	10.13523
24	N/A	N/A	54	10.17994	9.80615
25	8.04057	7.41106	55	10.17599	9.80369
26	8.03968	7.41071	56	10.87355	10.98252
27	8.30676	7.65737	57	10.16808	10.27069
28	8.03791	7.41030	58	10.54743	10.71368
29	8.86817	8.15452	59	10.22340	10.39873
30	8.59143	7.89442	60	10.55995	10.74185

(1) Based on 1 month Libor, 6 month Libor, 12 month Libor and 1 year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

SAIL 2003-BC9 Collateral Summary -Aggregate

Total Number of Loans	7,248	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,132,046,726	Yes	30.2%
Average Loan Principal Balance	$156,187	No	69.8%
Fixed Rate	25.0%		
Adjustable Rate	75.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	70.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	72.2%
Weighted Average Margin	5.6%	No	27.8%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.2%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.3%	None	29.1%
Weighted Average Floor	6.6%	0.001-1.000	3.8%
Weighted Average Original Term (mo.)	352.6	1.001-2.000	43.1%
Weighted Average Remaining Term (mo.)	351.4	2.001-3.000	23.1%
Weighted Average Loan Age (mo.)	1.2	4.001-5.000	0.9%
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	634	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.8%	(Other states account individually for less than	
% IO Loans	0.6%	3% of the Cut-off Date principal balance)	
		CA	36.6%
Lien Position		IL	6.6%
First	97.9%	FL	6.2%
Second	2.1%	CO	3.9%
		TX	3.0%
Product Type			
2/28 ARM (LIBOR)	50.9%	**Occupancy Status**	
Fixed Rate	23.5%	Primary Home	91.1%
5/1 ARM (LIBOR)	10.8%	Investment	8.3%
3/27 ARM (LIBOR)	10.0%	Second Home	0.6%
Other	4.9%		

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	828	$28,660,469.05	2.53%
50,000.01 - 100,000.00	1,719	128,783,152.81	11.38
100,000.01 - 150,000.00	1,550	193,307,861.35	17.08
150,000.01 - 200,000.00	1,173	203,787,854.14	18.00
200,000.01 - 250,000.00	776	173,961,072.12	15.37
250,000.01 - 300,000.00	546	149,344,917.22	13.19
300,000.01 - 350,000.00	287	92,445,753.12	8.17
350,000.01 - 400,000.00	150	56,587,491.83	5.00
400,000.01 - 450,000.00	96	41,064,071.03	3.63
450,000.01 - 500,000.00	74	35,657,578.74	3.15
500,000.01 - 550,000.00	23	12,134,273.38	1.07
550,000.01 - 600,000.00	13	7,536,104.95	0.67
600,000.01 - 650,000.00	9	5,756,226.46	0.51
650,000.01 - 700,000.00	2	1,364,900.00	0.12
700,000.01 - 750,000.00	1	720,000.00	0.06
900,000.01 - 950,000.00	1	935,000.00	0.08
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: $9,993.21
Maximum: $935,000.00
Average: $156,187.46

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	752	$142,736,258.15	12.61%
5.501 - 6.000	266	52,971,676.30	4.68
6.001 - 6.500	485	104,456,338.71	9.23
6.501 - 7.000	973	189,097,331.95	16.70
7.001 - 7.500	975	170,771,579.39	15.09
7.501 - 8.000	1,094	179,416,785.63	15.85
8.001 - 8.500	683	100,885,828.46	8.91
8.501 - 9.000	666	88,706,052.41	7.84
9.001 - 9.500	304	36,232,961.46	3.20
9.501 - 10.000	259	24,118,156.71	2.13
10.001 - 10.500	102	9,187,604.39	0.81
10.501 - 11.000	231	13,096,179.53	1.16
11.001 - 11.500	107	5,589,026.40	0.49
11.501 - 12.000	134	5,575,583.82	0.49
12.001 - 12.500	105	5,084,746.50	0.45
12.501 - 13.000	44	1,549,748.06	0.14
13.001 - 13.500	30	1,279,330.31	0.11
13.501 - 14.000	32	1,089,329.32	0.10
14.001 - 14.250	2	68,491.38	0.01
14.251 - 14.500	2	61,350.00	0.01
14.501 - 14.750	1	46,367.32	0.00
16.001 >=	1	26,000.00	0.00
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 2.875%
Maximum: 16.250%
Weighted Average: 7.314%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	10	$596,927.03	0.05%
121 - 180	550	34,381,125.11	3.04
181 - 240	330	16,326,978.01	1.44
241 - 300	7	1,514,343.80	0.13
301 - 360	6,351	1,079,227,352.25	95.33
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	10	$596,927.03	0.05%
121 - 180	550	34,381,125.11	3.04
181 - 240	330	16,326,978.01	1.44
241 - 300	7	1,514,343.80	0.13
301 - 360	6,351	1,079,227,352.25	95.33
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 351.4

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$31,663.85	0.00%
10.001 - 20.000	10	718,983.83	0.06
20.001 - 30.000	16	1,543,301.75	0.14
30.001 - 40.000	61	5,447,763.43	0.48
40.001 - 50.000	94	11,618,559.83	1.03
50.001 - 60.000	183	26,012,138.26	2.30
60.001 - 70.000	501	80,481,551.79	7.11
70.001 - 80.000	2,986	508,728,865.68	44.94
80.001 - 90.000	2,138	352,165,270.12	31.11
90.001 - 100.000	1,258	145,298,627.66	12.84
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 10.000%
Maximum: 100.000%
Non-Zero WA: 81.559%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	6	$715,938.16	0.06%
451 - 500	13	2,402,308.50	0.21
501 - 550	892	133,885,493.57	11.83
551 - 600	1,417	206,094,888.91	18.21
601 - 650	2,199	330,302,474.88	29.18
651 - 700	1,761	293,950,948.70	25.97
701 - 750	752	127,258,784.77	11.24
751 - 800	200	36,107,396.38	3.19
801 >=	8	1,328,492.33	0.12
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Non-Zero Minimum: 460
Maximum: 822
Non-Zero WA: 634

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,914	$474,146,638.04	41.88%
Purchase	3,024	452,495,614.91	39.97
Rate/Term Refinance	1,074	176,762,345.62	15.61
Home Improvement	174	17,239,439.97	1.52
Debt Consolidation	62	11,402,687.66	1.01
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	5,469	$832,234,827.59	73.52%
PUD	580	105,862,865.85	9.35
2-4 Family	537	101,557,277.25	8.97
Condo	614	88,041,153.00	7.78
Manufactured Housing	37	3,182,860.36	0.28
Townhouse	9	1,049,642.15	0.09
Row House	2	118,100.00	0.01
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,307	$264,814,952.39	23.39%
CA-N	645	149,836,976.78	13.24
IL	457	75,004,963.32	6.63
FL	590	70,554,803.21	6.23
CO	249	43,686,004.62	3.86
TX	333	33,721,340.13	2.98
MI	272	32,642,796.87	2.88
NY	140	31,106,900.62	2.75
WA	195	28,000,237.13	2.47
HI	113	26,066,614.28	2.30
NJ	129	25,666,735.17	2.27
VA	145	25,377,032.37	2.24
OH	282	25,209,457.92	2.23
NV	152	23,643,151.29	2.09
MA	103	22,527,439.94	1.99
MD	127	21,903,632.96	1.93
MN	120	20,332,470.14	1.80
AZ	174	20,286,501.05	1.79
PA	188	19,840,236.21	1.75
GA	105	16,370,156.46	1.45
NC	125	15,077,921.83	1.33
CT	84	13,603,815.74	1.20
MO	150	13,519,616.39	1.19
UT	91	12,181,058.01	1.08
OR	80	11,387,030.11	1.01
IN	105	8,618,429.63	0.76
TN	84	7,882,525.00	0.70
WI	62	7,554,874.73	0.67
RI	42	6,686,761.67	0.59
KY	69	6,183,323.94	0.55
Other	530	52,758,966.29	4.66
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,091	$329,042,064.22	29.07%
1% of Orig. Bal.	41	3,387,860.92	0.30
1% of UPB	139	14,676,317.60	1.30
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	27	3,496,246.46	0.31
2 Mos. Int. of UPB	12	2,281,150.90	0.20
2 Mos. Int. on 80% of UPB	1	330,000.00	0.03
2% 1% of UPB	52	5,848,285.58	0.52
2% of UPB	122	16,458,414.21	1.45
3 Mos. Int. of UPB	52	10,362,361.45	0.92
3 Mos. Int. on 80% of UPB	6	1,202,730.93	0.11
3% 2% 1% of UPB	7	1,751,709.22	0.15
3% of UPB	107	8,824,089.89	0.78
5% 1% of UPB	17	2,920,141.25	0.26
5% 3% of UPB	5	364,108.85	0.03
5% 4% 3% of UPB	223	23,310,852.20	2.06
5% 4% of UPB	28	3,897,603.61	0.34
5% of UPB	322	44,296,634.05	3.91
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	2,297	399,833,354.79	35.32
6 Mos. Int. on 80% of UPB	1,389	221,171,097.58	19.54
6 Mos. Int. on UPB	102	11,948,774.59	1.06
6% of UPB	208	26,642,927.90	2.35
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,329	$637,996,725.35	56.36%
Stated	2,043	368,843,397.05	32.58
No Documentation	561	77,226,183.44	6.82
Limited	294	42,208,768.45	3.73
No Ratio	21	5,771,651.91	0.51
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	851	$159,927,958.27	18.85%
3.001 - 3.500	12	2,622,407.16	0.31
3.501 - 4.000	18	3,654,195.57	0.43
4.001 - 4.500	42	11,028,419.10	1.30
4.501 - 5.000	120	23,298,202.10	2.75
5.001 - 5.500	481	96,307,925.15	11.35
5.501 - 6.000	1,024	186,234,747.93	21.95
6.001 - 6.500	770	131,972,086.26	15.55
6.501 - 7.000	614	106,611,436.09	12.56
7.001 - 7.500	442	71,424,298.44	8.42
7.501 - 8.000	204	29,577,091.21	3.49
8.001 - 8.500	108	13,518,497.80	1.59
8.501 - 9.000	64	7,021,860.83	0.83
9.001 - 9.500	21	1,631,541.58	0.19
9.501 - 10.000	21	1,988,148.56	0.23
10.001 >=	13	1,689,944.12	0.20
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 2.250%
Maximum: 11.420%
Weighted Average: 5.608%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	20	$4,146,682.84	0.49%
2.000	1,390	261,308,314.21	30.80
3.000	2,737	460,679,599.72	54.29
5.000	655	121,907,924.25	14.37
6.000	1	133,439.43	0.02
7.000	2	332,799.72	0.04
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.972%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,747	$657,511,084.00	77.49%
1.500	213	33,269,998.28	3.92
2.000	845	157,727,677.89	18.59
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.205%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	3	$590,856.05	0.07%
8.501 - 9.000	13	2,768,980.56	0.33
9.001 - 9.500	143	27,321,793.87	3.22
9.501 - 10.000	334	61,459,925.87	7.24
10.001 - 10.500	177	34,215,804.46	4.03
10.501 - 11.000	122	23,191,764.14	2.73
11.001 - 11.500	54	10,249,440.97	1.21
11.501 - 12.000	136	29,018,215.09	3.42
12.001 - 12.500	235	54,398,098.10	6.41
12.501 - 13.000	389	81,605,195.44	9.62
13.001 - 13.500	471	90,249,536.97	10.64
13.501 - 14.000	665	122,167,401.22	14.40
14.001 - 14.500	519	86,928,503.66	10.24
14.501 - 15.000	558	87,879,405.71	10.36
15.001 - 15.500	309	47,945,076.41	5.65
15.501 - 16.000	299	41,473,865.54	4.89
16.001 - 16.500	142	17,648,009.81	2.08
16.501 - 17.000	82	9,435,018.42	1.11
17.001 - 17.500	37	3,597,407.97	0.42
17.501 - 18.000	33	4,461,084.94	0.53
18.001 - 18.500	33	4,197,018.70	0.49
18.501 - 19.000	18	3,558,519.30	0.42
19.001 - 19.500	16	1,987,928.01	0.23
19.501 >=	17	2,159,908.96	0.25
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 8.200%
Maximum: 20.800%
Weighted Average: 13.340%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	909	$172,015,076.82	20.27%
5.501 - 6.000	109	26,211,859.27	3.09
6.001 - 6.500	315	70,484,679.13	8.31
6.501 - 7.000	638	132,618,208.76	15.63
7.001 - 7.500	701	129,358,171.10	15.25
7.501 - 8.000	699	123,776,449.25	14.59
8.001 - 8.500	459	73,193,719.74	8.63
8.501 - 9.000	490	68,230,383.84	8.04
9.001 - 9.500	199	24,118,737.01	2.84
9.501 - 10.000	152	16,015,474.75	1.89
10.001 - 10.500	68	7,213,468.82	0.85
10.501 - 11.000	35	3,080,977.26	0.36
11.001 - 11.500	20	1,591,608.83	0.19
11.501 - 12.000	6	336,951.70	0.04
12.001 - 12.500	4	220,493.89	0.03
13.001 - 13.500	1	42,500.00	0.01
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 2.250%
Maximum: 13.500%
Weighted Average: 6.636%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-10	2	$331,283.28	0.04%
2003-12	1	283,319.22	0.03
2004-11	3	482,715.99	0.06
2004-12	2	660,382.12	0.08
2005-01	9	1,726,408.21	0.20
2005-02	14	3,192,427.12	0.38
2005-03	48	8,374,872.98	0.99
2005-04	440	68,766,243.00	8.10
2005-05	1,156	199,854,222.67	23.55
2005-06	1,483	273,789,681.41	32.27
2005-07	125	22,853,624.74	2.69
2005-08	12	2,156,342.64	0.25
2005-09	10	1,678,381.77	0.20
2005-10	3	456,352.82	0.05
2005-11	3	389,339.47	0.05
2005-12	5	675,099.71	0.08
2006-01	5	954,811.32	0.11
2006-02	12	1,807,679.96	0.21
2006-03	42	7,951,343.19	0.94
2006-04	91	14,259,062.45	1.68
2006-05	243	36,895,758.73	4.35
2006-06	411	73,531,684.49	8.67
2006-07	23	4,063,959.02	0.48
2007-05	1	81,548.62	0.01
2007-06	9	1,775,018.95	0.21
2007-07	10	1,909,743.32	0.23
2007-08	17	2,932,774.76	0.35
2007-09	27	5,258,559.97	0.62
2007-10	10	1,793,656.46	0.21
2007-11	9	2,004,757.54	0.24
2007-12	13	2,598,876.96	0.31
2008-01	32	5,433,490.29	0.64
2008-02	81	14,598,250.35	1.72
2008-03	117	22,338,822.89	2.63
2008-04	98	17,912,799.90	2.11
2008-05	153	28,908,340.19	3.41
2008-06	77	14,435,810.73	1.70
2008-07	6	1,227,754.60	0.14
2018-04	1	105,958.33	0.01
2018-05	1	57,600.00	0.01
Total:	**4,805**	**$848,508,760.17**	**100.00%**

SAIL 2003-BC9 Collateral Summary – Group 3

Total Number of Loans	2,300	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$377,881,564	Yes	30.4%
Average Loan Principal Balance	$164,296	No	69.6%
Fixed Rate	35.4%		
Adjustable Rate	64.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	82.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	68.4%
Weighted Average Margin	5.8%	No	31.6%
Weighted Average Initial Periodic Cap	2.9%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	17.1%
Weighted Average Floor	7.1%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	345.2	1.001-2.000	52.7%
Weighted Average Remaining Term (mo.)	344.4	2.001-3.000	22.1%
Weighted Average Loan Age (mo.)	0.8	4.001-5.000	2.8%
Weighted Average Combined LTV	83.2%		
Non-Zero Weighted Average FICO	639	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.3%	(Other states account individually for less than	
% IO Loans	1.4%	3% of the Cut-off Date principal balance)	
		CA	46.6%
Lien Position		IL	5.0%
First	93.8%	FL	4.9%
Second	6.2%	GA	4.3%
		CO	3.9%
Product Type			
2/28 ARM (LIBOR)	58.5%	**Occupancy Status**	
Fixed Rate	31.0%	Primary Home	94.2%
3/27 ARM (LIBOR)	4.7%	Investment	5.5%
Balloon	4.4%	Second Home	0.3%
Other	1.4%		

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	561	$17,816,557.61	4.71%
50,000.01 - 100,000.00	490	35,398,493.13	9.37
100,000.01 - 150,000.00	323	39,710,165.10	10.51
150,000.01 - 200,000.00	223	38,669,945.85	10.23
200,000.01 - 250,000.00	146	32,662,759.56	8.64
250,000.01 - 300,000.00	112	30,825,683.23	8.16
300,000.01 - 350,000.00	126	41,817,623.50	11.07
350,000.01 - 400,000.00	125	47,158,228.47	12.48
400,000.01 - 450,000.00	79	33,814,084.75	8.95
450,000.01 - 500,000.00	69	33,272,113.72	8.80
500,000.01 - 550,000.00	22	11,621,091.34	3.08
550,000.01 - 600,000.00	11	6,338,690.90	1.68
600,000.01 - 650,000.00	9	5,756,226.46	1.52
650,000.01 - 700,000.00	2	1,364,900.00	0.36
700,000.01 - 750,000.00	1	720,000.00	0.19
900,000.01 - 950,000.00	1	935,000.00	0.25
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum:	$9,993.21
Maximum:	$935,000.00
Weighted Average:	$164,296.33

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	32	$7,327,356.37	1.94%
5.501 - 6.000	76	21,066,985.06	5.58
6.001 - 6.500	182	50,788,982.00	13.44
6.501 - 7.000	306	76,333,266.47	20.20
7.001 - 7.500	267	61,534,465.16	16.28
7.501 - 8.000	293	60,264,517.67	15.95
8.001 - 8.500	169	31,339,658.84	8.29
8.501 - 9.000	165	21,605,676.55	5.72
9.001 - 9.500	94	11,833,090.04	3.13
9.501 - 10.000	99	7,733,564.04	2.05
10.001 - 10.500	30	2,567,124.77	0.68
10.501 - 11.000	179	9,046,165.36	2.39
11.001 - 11.500	77	3,410,944.71	0.90
11.501 - 12.000	126	4,917,026.20	1.30
12.001 - 12.500	96	4,329,054.61	1.15
12.501 - 13.000	43	1,397,786.79	0.37
13.001 - 13.500	28	1,094,360.96	0.29
13.501 - 14.000	32	1,089,329.32	0.29
14.001 - 14.250	2	68,491.38	0.02
14.251 - 14.500	2	61,350.00	0.02
14.501 - 14.750	1	46,367.32	0.01
16.001 >=	1	26,000.00	0.01
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 3.500%
Maximum: 16.250%
Weighted Average: 7.652%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	5	$356,926.45	0.09%
121 - 180	405	21,787,681.30	5.77
181 - 240	292	12,561,967.96	3.32
241 - 300	4	1,041,059.42	0.28
301 - 360	1,594	342,133,928.49	90.54
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 345.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	5	$356,926.45	0.09%
121 - 180	405	21,787,681.30	5.77
181 - 240	292	12,561,967.96	3.32
241 - 300	4	1,041,059.42	0.28
301 - 360	1,594	342,133,928.49	90.54
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 344.4

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$31,663.85	0.01%
10.001 - 20.000	4	225,351.85	0.06
20.001 - 30.000	4	647,315.02	0.17
30.001 - 40.000	13	909,341.91	0.24
40.001 - 50.000	17	2,145,685.48	0.57
50.001 - 60.000	42	7,045,278.81	1.86
60.001 - 70.000	99	20,126,805.64	5.33
70.001 - 80.000	728	155,142,020.94	41.06
80.001 - 90.000	626	129,315,978.96	34.22
90.001 - 100.000	766	62,292,121.16	16.48
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 10.000%
Maximum: 100.000%
Non-Zero WA: 83.181%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	3	$982,500.00	0.26%
501 - 550	217	36,174,102.03	9.57
551 - 600	392	62,565,829.73	16.56
601 - 650	765	112,532,936.47	29.78
651 - 700	596	103,534,055.65	27.40
701 - 750	259	48,153,676.14	12.74
751 - 800	67	13,908,992.31	3.68
801 >=	1	29,471.29	0.01
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Non-Zero Minimum: 500
Maximum: 801
Non-Zero WA: 639

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	1,242	$182,460,098.15	48.28%
Cash Out Refinance	769	141,544,492.19	37.46
Rate/Term Refinance	257	47,927,751.09	12.68
Debt Consolidation	8	3,152,351.00	0.83
Home Improvement	24	2,796,871.19	0.74
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,804	$293,024,043.22	77.54%
PUD	216	43,121,050.37	11.41
Condo	170	23,221,281.70	6.15
2-4 Family	101	17,645,429.66	4.67
Townhouse	6	610,892.79	0.16
Manufactured Housing	3	258,865.88	0.07
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	479	$102,895,434.92	27.23%
CA-N	277	73,203,638.85	19.37
IL	114	18,990,116.29	5.03
FL	184	18,495,622.51	4.89
GA	105	16,370,156.46	4.33
CO	81	14,899,990.64	3.94
NY	43	10,687,092.98	2.83
TX	138	10,675,287.88	2.83
VA	50	9,754,263.88	2.58
MD	44	8,612,126.56	2.28
WA	74	8,168,273.05	2.16
MA	28	6,025,589.41	1.59
NJ	23	5,952,126.98	1.58
NV	34	5,905,352.22	1.56
PA	53	5,669,553.07	1.50
MI	37	5,255,192.77	1.39
AZ	49	5,011,977.96	1.33
UT	37	4,999,794.29	1.32
MN	19	3,871,260.25	1.02
OH	46	3,684,412.12	0.98
MO	48	3,598,065.69	0.95
CT	22	3,561,055.76	0.94
HI	10	3,328,849.39	0.88
NC	26	2,821,339.92	0.75
IN	27	2,709,610.55	0.72
TN	31	2,705,017.00	0.72
IA	35	2,473,753.14	0.65
OR	20	2,432,448.77	0.64
KY	19	1,703,066.72	0.45
RI	10	1,649,759.64	0.44
Other	137	11,771,333.95	3.12
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	499	$64,531,450.68	17.08%
1% of Orig. Bal.	10	798,727.98	0.21
1% of UPB	40	4,238,819.60	1.12
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	4	906,111.72	0.24
2 Mos. Int. of UPB	11	2,169,050.90	0.57
2 Mos. Int. on 80% of UPB	1	330,000.00	0.09
2% of UPB	43	7,305,956.77	1.93
3 Mos. Int. of UPB	22	4,386,775.40	1.16
3 Mos. Int. on 80% of UPB	1	266,496.69	0.07
3% 2% 1% of UPB	1	350,000.00	0.09
3% of UPB	6	431,243.46	0.11
5% 1% of UPB	3	408,000.00	0.11
5% 4% 3% of UPB	44	4,781,040.60	1.27
5% 4% of UPB	2	186,223.99	0.05
5% of UPB	160	21,247,853.35	5.62
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	577	119,130,244.13	31.53
6 Mos. Int. on 80% of UPB	787	134,642,699.47	35.63
6 Mos. Int. on UPB	26	2,841,059.72	0.75
6% of UPB	63	8,929,809.16	2.36
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,248	$192,233,764.96	50.87%
Stated	591	126,861,057.49	33.57
Limited	219	27,921,024.99	7.39
No Documentation	225	25,950,984.63	6.87
No Ratio	17	4,914,731.55	1.30
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	30	$6,073,460.44	2.49%
3.001 - 3.500	7	1,827,608.86	0.75
3.501 - 4.000	5	1,389,285.50	0.57
4.001 - 4.500	19	6,268,562.13	2.57
4.501 - 5.000	34	9,778,633.15	4.00
5.001 - 5.500	386	79,799,518.72	32.68
5.501 - 6.000	372	77,114,900.98	31.58
6.001 - 6.500	72	24,596,168.49	10.07
6.501 - 7.000	55	19,422,258.65	7.95
7.001 - 7.500	32	11,010,064.70	4.51
7.501 - 8.000	13	4,169,986.62	1.71
8.001 - 8.500	6	728,417.98	0.30
8.501 - 9.000	6	959,175.03	0.39
9.501 - 10.000	5	636,358.79	0.26
10.001 >=	3	431,770.79	0.18
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 2.250%
Maximum: 10.170%
Weighted Average: 5.771%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4	$1,216,049.56	0.50%
2.000	98	39,019,196.32	15.98
3.000	919	200,316,662.03	82.03
5.000	21	3,188,023.77	1.31
6.000	1	133,439.43	0.05
7.000	2	332,799.72	0.14
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.863%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	950	$225,282,700.95	92.25%
1.500	69	14,580,589.82	5.97
2.000	26	4,342,880.06	1.78
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.048%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	1	$209,237.76	0.09%
8.501 - 9.000	1	161,431.48	0.07
9.001 - 9.500	5	816,195.59	0.33
9.501 - 10.000	9	1,528,076.92	0.63
10.001 - 10.500	5	1,300,407.82	0.53
10.501 - 11.000	11	2,542,008.17	1.04
11.001 - 11.500	10	3,032,842.32	1.24
11.501 - 12.000	51	14,023,390.81	5.74
12.001 - 12.500	111	31,781,739.26	13.01
12.501 - 13.000	166	42,913,083.49	17.57
13.001 - 13.500	146	34,954,500.82	14.31
13.501 - 14.000	170	37,995,200.70	15.56
14.001 - 14.500	118	23,452,840.48	9.60
14.501 - 15.000	93	19,867,999.74	8.14
15.001 - 15.500	43	10,781,080.63	4.41
15.501 - 16.000	23	4,400,862.31	1.80
16.001 - 16.500	8	1,662,029.91	0.68
16.501 - 17.000	3	665,802.26	0.27
17.001 - 17.500	2	237,865.86	0.10
17.501 - 18.000	10	2,350,230.40	0.96
18.001 - 18.500	13	2,092,020.91	0.86
18.501 - 19.000	15	3,437,581.66	1.41
19.001 - 19.500	14	1,839,832.57	0.75
19.501 >=	17	2,159,908.96	0.88
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum:	8.500%
Maximum:	20.800%
Weighted Average:	13.658%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	38	$8,877,785.27	3.64%
5.501 - 6.000	61	17,310,447.17	7.09
6.001 - 6.500	141	38,239,449.34	15.66
6.501 - 7.000	210	54,393,709.05	22.27
7.001 - 7.500	190	44,869,281.08	18.37
7.501 - 8.000	176	40,665,673.44	16.65
8.001 - 8.500	112	22,784,005.99	9.33
8.501 - 9.000	75	11,395,818.45	4.67
9.001 - 9.500	17	2,378,372.29	0.97
9.501 - 10.000	17	1,940,618.84	0.79
10.001 - 10.500	6	1,161,625.06	0.48
10.501 - 11.000	1	67,920.79	0.03
11.501 - 12.000	1	121,464.06	0.05
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum:	2.250%
Maximum:	11.850%
Weighted Average:	7.117%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-12	1	$283,319.22	0.12%
2004-11	2	249,834.80	0.10
2004-12	2	660,382.12	0.27
2005-01	5	995,217.32	0.41
2005-02	8	2,012,082.66	0.82
2005-03	20	4,232,608.21	1.73
2005-04	173	34,096,107.67	13.96
2005-05	453	93,491,102.75	38.28
2005-06	283	80,208,778.69	32.84
2005-07	14	5,163,795.83	2.11
2005-08	1	147,773.15	0.06
2005-09	1	152,150.75	0.06
2005-11	1	137,469.44	0.06
2006-03	2	239,264.61	0.10
2006-04	9	2,540,243.67	1.04
2006-05	13	3,287,482.46	1.35
2006-06	32	11,778,394.28	4.82
2006-07	1	380,700.00	0.16
2007-06	1	55,134.77	0.02
2007-08	2	230,939.61	0.09
2007-10	1	96,484.05	0.04
2008-02	1	88,837.50	0.04
2008-03	1	121,623.88	0.05
2008-04	6	1,075,463.12	0.44
2008-05	7	1,329,859.93	0.54
2008-06	5	1,151,120.34	0.47
Total:	**1,045**	**$244,206,170.83**	**100.00%**

$1,126,386,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC9
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)	97,936,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2(5) (6)	74,747,000	(6)	4.76	27-90	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A (7)	475,899,000	(7)	2.54	1-90	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A(8)	324,978,000	1M Libor	2.65	1-90	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	53,772,000	1M Libor	4.98	39-90	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	48,112,000	1M Libor	4.95	38-90	5.00%	TBD	8/25/2033	A2/A/A
M3	14,151,000	1M Libor	4.94	37-90	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,981,000	1M Libor	4.91	37-90	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	11,320,000	1M Libor	4.60	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,490,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)	97,936,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2(5) (6)	74,747,000	(6)	5.35	27-198	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A (7)	475,899,000	(7)	2.74	1-186	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A(8)	324,978,000	1M Libor	2.91	1-198	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	53,772,000	1M Libor	5.45	39-153	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	48,112,000	1M Libor	5.33	38-138	5.00%	TBD	8/25/2033	A2/A/A
M3	14,151,000	1M Libor	5.18	37-115	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,981,000	1M Libor	5.00	37-104	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	11,320,000	1M Libor	4.60	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,490,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates except the Class B will be rated by Moody's, S&P and Fitch. The Class B will be rated by Moody's and Fitch.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A is the Group 3 Senior Certificate

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be paid to the Class 3-A Certificates until reduced to zero.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates and the Class 2-A Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on August 25, 2005, the Class 1-A2 and Class 2-A Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in September 2005 will receive interest based on this new floating rate. Interest for the Class 2-A Certificates for the first 24 Distribution dates will be calculated on a 30/360 basis and will be calculated on an actual/360 basis thereafter. Interest for the Class 1-A2 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A and Class 3-A Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	36,142,887.49	99,606,585.55	68,018,526.96	203,768,000.00
7-12	30,119,132.03	83,005,650.90	56,682,217.07	169,807,000.00
13-18	24,095,376.57	66,404,716.25	45,345,907.17	135,846,000.00
19-24	12,047,688.29	33,202,358.13	22,672,953.59	67,923,000.00

On and after the 25th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 18% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 49% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 33% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	575,293,117
3	570,480,438
4	564,880,694
5	558,356,463
6	550,547,373
7	548,381,499
8	538,530,638
9	527,517,793
10	515,496,089
11	501,939,830
12	487,117,404

Month	Approximate Notional Balance ($)
13	479,338,014
14	459,753,019
15	445,134,848
16	430,880,102
17	417,232,647
18	403,493,376
19	397,059,460
20	379,624,856
21	362,125,635
22	345,582,266
23	329,897,708
24	315,060,906

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual perio d, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of anInsured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (23.25%), Wells Fargo (17.19%), People's Choice (13.81%), Fieldstone (12.12%), CIT (7.40%), Finance America (5.86%), Wilmington Financial (3.22%), Aurora Loan Services (3.14%) and Equifirst (3.11%) and as of the closing date will be serviced by Ocwen (34.41%), Option One (24.12%), Wilshire (18.15%), Wells Fargo (17.21%), Aurora Loan Services (3.13%) and Chase (2.98%).

Mortgage Insurance

Approximately 72.24% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A and 3-A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1 and Class 3-A will double, the margins on Class 1-A2 and Class 2-A will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A, 3-A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A and 3-A) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1
Aaa/AAA/AAA
Libor Floater
(Group 1)</td><td rowspan="2">2-A
Aaa/AAA/AAA
Fixed - Floating
(Group 2)</td><td rowspan="2">3-A
Aaa/AAA/AAA
Libor Floater
(Group 3)</td><td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest
Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A and 3-A.</td></tr>
<tr><td>1-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 1)</td></tr>
<tr><td colspan="4">M1
Aa2/AA/AA
Libor Floater</td><td rowspan="3">Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="4">M2
A2/A/A
Libor Floater</td></tr>
<tr><td colspan="4">M3
A3/A-/A-
Libor Floater</td></tr>
<tr><td colspan="4">M4
Baa1/BBB+/BBB+
Libor Floater</td><td></td></tr>
<tr><td colspan="4">M5
Baa2/BBB/BBB
Libor Floater</td><td></td></tr>
<tr><td colspan="4">B
Baa3/NR-/BBB-
Libor Floater</td><td></td></tr>
</table>

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC9
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 25, 2003
Cut-Off Date:	August 1, 2003
Statistical Calculation Date:	Ranges from 6/5/2003 to 6/25/2003 (57.67%), 5/28/03 to 6/1/03 (26.57%), 7/1/2003 (13.93%), and 4/21/03-5/13/03 (1.82%).
Expected Pricing Date:	August [ ], 2003
Closing Date:	August 29, 2003
Settlement Date:	August 29, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A, M1, M2, M3, M4, M5 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A 30/360 on Class 1-A2 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.00625% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A and 3-A. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	9.60	6.51	4.76	3.57	2.67
Window (mos)	54-175	36-121	27-90	21-70	17-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class 2-A					
Avg. Life (yrs)	5.13	3.47	2.54	1.92	1.46
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class 3-A					
Avg. Life (yrs)	5.34	3.61	2.65	2.00	1.53
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M1					
Avg. Life (yrs)	9.62	6.54	4.98	4.30	4.16
Window (mos)	56-175	37-121	39-90	41-70	45-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M2					
Avg. Life (yrs)	9.62	6.54	4.95	4.16	3.81
Window (mos)	56-175	37-121	38-90	39-70	40-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M3					
Avg. Life (yrs)	9.62	6.54	4.94	4.10	3.67
Window (mos)	56-175	37-121	37-90	38-70	39-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M4					
Avg. Life (yrs)	9.61	6.53	4.91	4.07	3.61
Window (mos)	56-175	37-121	37-90	37-70	38-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M5					
Avg. Life (yrs)	9.06	6.12	4.60	3.80	3.38
Window (mos)	56-167	37-114	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	1/25/2013	8/25/2010	1/25/2009	12/25/2007
Class B					
Avg. Life (yrs)	7.10	4.76	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	12/25/2013	8/25/2010	9/25/2008	7/25/2007	10/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 andassumed Closing Date of July 29, 2003.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.25	3.92	2.50
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class 2-A			
Avg. Life (yrs)	3.42	2.16	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class 3-A			
Avg. Life (yrs)	3.45	2.17	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M1			
Avg. Life (yrs)	6.34	4.47	4.18
Window (mos)	37-117	40-76	45-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M2			
Avg. Life (yrs)	6.34	4.38	3.78
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M3			
Avg. Life (yrs)	6.34	4.34	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M4			
Avg. Life (yrs)	6.33	4.32	3.56
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M5			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	10/25/2012	7/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	5/25/2010	12/25/2007	8/25/2006

Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 andassumed Closing Date of July 29, 2003.

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	10.56	7.27	5.35	4.04	3.06
Window (mos)	54-322	36-257	27-198	21-157	17-127
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	8/25/2016	2/25/2014
Class 2-A					
Avg. Life (yrs)	5.45	3.73	2.74	2.07	1.58
Window (mos)	1-312	1-243	1-186	1-145	1-114
Expected Final Mat.	7/25/2029	10/25/2023	1/25/2019	8/25/2015	1/25/2013
Class 3-A					
Avg. Life (yrs)	5.74	3.95	2.91	2.22	1.71
Window (mos)	1-322	1-257	1-198	1-157	1-127
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	8/25/2016	2/25/2014
Class M1					
Avg. Life (yrs)	10.40	7.15	5.45	4.67	4.46
Window (mos)	56-275	37-202	39-153	41-120	45-97
Expected Final Mat.	6/25/2026	5/25/2020	4/25/2016	7/25/2013	8/25/2011
Class M2					
Avg. Life (yrs)	10.27	7.04	5.33	4.46	4.06
Window (mos)	56-254	37-182	38-138	39-108	40-87
Expected Final Mat.	9/25/2024	9/25/2018	1/25/2015	7/25/2012	10/25/2010
Class M3					
Avg. Life (yrs)	10.05	6.87	5.18	4.29	3.83
Window (mos)	56-218	37-154	37-115	38-90	39-72
Expected Final Mat.	9/25/2021	5/25/2016	2/25/2013	1/25/2011	7/25/2009
Class M4					
Avg. Life (yrs)	9.75	6.64	5.00	4.14	3.67
Window (mos)	56-200	37-140	37-104	37-81	38-65
Expected Final Mat.	3/25/2020	3/25/2015	3/25/2012	4/25/2010	12/25/2008
Class M5					
Avg. Life (yrs)	9.06	6.12	4.60	3.80	3.38
Window (mos)	56-167	37-114	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	1/25/2013	8/25/2010	1/25/2009	12/25/2007
Class B					
Avg. Life (yrs)	7.10	4.76	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	12/25/2013	8/25/2010	9/25/2008	7/25/2007	10/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 andassumed Closing Date of July 29, 2003.

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.95	4.38	2.83
Window (mos)	35-250	22-169	16-121
Expected Final Mat.	5/25/2024	8/25/2017	8/25/2013
Class 2-A			
Avg. Life (yrs)	3.71	2.36	1.56
Window (mos)	1-247	1-168	1-120
Expected Final Mat.	2/25/2024	7/25/2017	7/25/2013
Class 3-A			
Avg. Life (yrs)	3.74	2.37	1.57
Window (mos)	1-250	1-169	1-121
Expected Final Mat.	5/25/2024	8/25/2017	8/25/2013
Class M1			
Avg. Life (yrs)	6.94	4.87	4.47
Window (mos)	37-196	40-130	45-92
Expected Final Mat.	11/25/2019	5/25/2014	3/25/2011
Class M2			
Avg. Life (yrs)	6.84	4.71	4.01
Window (mos)	37-178	38-117	40-83
Expected Final Mat.	5/25/2018	4/25/2013	6/25/2010
Class M3			
Avg. Life (yrs)	6.67	4.55	3.77
Window (mos)	37-149	38-97	39-69
Expected Final Mat.	12/25/2015	8/25/2011	4/25/2009
Class M4			
Avg. Life (yrs)	6.45	4.39	3.61
Window (mos)	37-136	37-88	38-63
Expected Final Mat.	11/25/2014	11/25/2010	10/25/2008
Class M5			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	10/25/2012	7/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	5/25/2010	12/25/2007	8/25/2006

Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
8.174566	3.74
8.184566	3.59
8.194566	3.44
8.204566	3.30
8.214566	3.15
8.224566	3.00
8.234566	2.85
8.244566	2.71
8.254566	2.56
8.264566	2.41
8.274566	2.27
Mod. Dur.	0.82 (3)

(1) Shown at the Certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 8.224566% plus accrued interest.

Available Funds Cap Schedule* [(1) (2)]

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	8.58977	7.89369
2	N/A	N/A	32	9.50826	8.73864
3	N/A	N/A	33	8.58645	7.89224
4	N/A	N/A	34	8.87094	8.35524
5	N/A	N/A	35	9.24246	8.66590
6	N/A	N/A	36	9.56197	8.95798
7	N/A	N/A	37	9.25087	8.66754
8	N/A	N/A	38	9.24821	8.66614
9	N/A	N/A	39	9.55374	8.95356
10	N/A	N/A	40	9.24290	8.66360
11	N/A	N/A	41	10.15374	9.48971
12	N/A	N/A	42	9.83452	9.29832
13	N/A	N/A	43	9.83105	9.29635
14	N/A	N/A	44	10.88055	10.29021
15	N/A	N/A	45	9.82413	9.29242
16	N/A	N/A	46	10.14803	9.60041
17	N/A	N/A	47	10.15597	9.62817
18	N/A	N/A	48	10.49141	9.94707
19	N/A	N/A	49	10.14907	9.62391
20	N/A	N/A	50	10.14516	9.73380
21	N/A	N/A	51	10.47930	10.05585
22	N/A	N/A	52	10.13736	9.72914
23	N/A	N/A	53	10.52243	10.13523
24	N/A	N/A	54	10.17994	9.80615
25	8.04057	7.41106	55	10.17599	9.80369
26	8.03968	7.41071	56	10.87355	10.98252
27	8.30676	7.65737	57	10.16808	10.27069
28	8.03791	7.41030	58	10.54743	10.71368
29	8.86817	8.15452	59	10.22340	10.39873
30	8.59143	7.89442	60	10.55995	10.74185

(1) Based on 1 month Libor, 6 month Libor, 12 month Libor and 1 year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

SAIL 2003-BC9 Collateral Summary –Aggregate

Total Number of Loans	7,248	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,132,046,726	Yes	30.2%
Average Loan Principal Balance	$156,187	No	69.8%
Fixed Rate	25.0%		
Adjustable Rate	75.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	70.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	72.2%
Weighted Average Margin	5.6%	No	27.8%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.2%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.3%	None	29.1%
Weighted Average Floor	6.6%	0.001-1.000	3.8%
Weighted Average Original Term (mo.)	352.6	1.001-2.000	43.1%
Weighted Average Remaining Term (mo.)	351.4	2.001-3.000	23.1%
Weighted Average Loan Age (mo.)	1.2	4.001-5.000	0.9%
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	634	***Geographic Distribution***	
Non-Zero Weighted Average DTI	40.8%	(Other states account individually for less than	
% IO Loans	0.6%	3% of the Cut-off Date principal balance)	
		CA	36.6%
Lien Position		IL	6.6%
First	97.9%	FL	6.2%
Second	2.1%	CO	3.9%
		TX	3.0%
Product Type			
2/28 ARM (LIBOR)	50.9%	**Occupancy Status**	
Fixed Rate	23.5%	Primary Home	91.1%
5/1 ARM (LIBOR)	10.8%	Investment	8.3%
3/27 ARM (LIBOR)	10.0%	Second Home	0.6%
Other	4.9%		

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	828	$28,660,469.05	2.53%
50,000.01 - 100,000.00	1,719	128,783,152.81	11.38
100,000.01 - 150,000.00	1,550	193,307,861.35	17.08
150,000.01 - 200,000.00	1,173	203,787,854.14	18.00
200,000.01 - 250,000.00	776	173,961,072.12	15.37
250,000.01 - 300,000.00	546	149,344,917.22	13.19
300,000.01 - 350,000.00	287	92,445,753.12	8.17
350,000.01 - 400,000.00	150	56,587,491.83	5.00
400,000.01 - 450,000.00	96	41,064,071.03	3.63
450,000.01 - 500,000.00	74	35,657,578.74	3.15
500,000.01 - 550,000.00	23	12,134,273.38	1.07
550,000.01 - 600,000.00	13	7,536,104.95	0.67
600,000.01 - 650,000.00	9	5,756,226.46	0.51
650,000.01 - 700,000.00	2	1,364,900.00	0.12
700,000.01 - 750,000.00	1	720,000.00	0.06
900,000.01 - 950,000.00	1	935,000.00	0.08
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum:	$9,993.21
Maximum:	$935,000.00
Average:	$156,187.46

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	752	$142,736,258.15	12.61%
5.501 - 6.000	266	52,971,676.30	4.68
6.001 - 6.500	485	104,456,338.71	9.23
6.501 - 7.000	973	189,097,331.95	16.70
7.001 - 7.500	975	170,771,579.39	15.09
7.501 - 8.000	1,094	179,416,785.63	15.85
8.001 - 8.500	683	100,885,828.46	8.91
8.501 - 9.000	666	88,706,052.41	7.84
9.001 - 9.500	304	36,232,961.46	3.20
9.501 - 10.000	259	24,118,156.71	2.13
10.001 - 10.500	102	9,187,604.39	0.81
10.501 - 11.000	231	13,096,179.53	1.16
11.001 - 11.500	107	5,589,026.40	0.49
11.501 - 12.000	134	5,575,583.82	0.49
12.001 - 12.500	105	5,084,746.50	0.45
12.501 - 13.000	44	1,549,748.06	0.14
13.001 - 13.500	30	1,279,330.31	0.11
13.501 - 14.000	32	1,089,329.32	0.10
14.001 - 14.250	2	68,491.38	0.01
14.251 - 14.500	2	61,350.00	0.01
14.501 - 14.750	1	46,367.32	0.00
16.001 >=	1	26,000.00	0.00
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum:	2.875%
Maximum:	16.250%
Weighted Average:	7.314%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	10	$596,927.03	0.05%
121 - 180	550	34,381,125.11	3.04
181 - 240	330	16,326,978.01	1.44
241 - 300	7	1,514,343.80	0.13
301 - 360	6,351	1,079,227,352.25	95.33
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	10	$596,927.03	0.05%
121 - 180	550	34,381,125.11	3.04
181 - 240	330	16,326,978.01	1.44
241 - 300	7	1,514,343.80	0.13
301 - 360	6,351	1,079,227,352.25	95.33
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 351.4

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$31,663.85	0.00%
10.001 - 20.000	10	718,983.83	0.06
20.001 - 30.000	16	1,543,301.75	0.14
30.001 - 40.000	61	5,447,763.43	0.48
40.001 - 50.000	94	11,618,559.83	1.03
50.001 - 60.000	183	26,012,138.26	2.30
60.001 - 70.000	501	80,481,551.79	7.11
70.001 - 80.000	2,986	508,728,865.68	44.94
80.001 - 90.000	2,138	352,165,270.12	31.11
90.001 - 100.000	1,258	145,298,627.66	12.84
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum:	10.000%
Maximum:	100.000%
Non-Zero WA:	81.559%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	6	$715,938.16	0.06%
451 - 500	13	2,402,308.50	0.21
501 - 550	892	133,885,493.57	11.83
551 - 600	1,417	206,094,888.91	18.21
601 - 650	2,199	330,302,474.88	29.18
651 - 700	1,761	293,950,948.70	25.97
701 - 750	752	127,258,784.77	11.24
751 - 800	200	36,107,396.38	3.19
801 >=	8	1,328,492.33	0.12
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Non-Zero Minimum:	460
Maximum:	822
Non-Zero WA:	634

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,914	$474,146,638.04	41.88%
Purchase	3,024	452,495,614.91	39.97
Rate/Term Refinance	1,074	176,762,345.62	15.61
Home Improvement	174	17,239,439.97	1.52
Debt Consolidation	62	11,402,687.66	1.01
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	5,469	$832,234,827.59	73.52%
PUD	580	105,862,865.85	9.35
2-4 Family	537	101,557,277.25	8.97
Condo	614	88,041,153.00	7.78
Manufactured Housing	37	3,182,860.36	0.28
Townhouse	9	1,049,642.15	0.09
Row House	2	118,100.00	0.01
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,307	$264,814,952.39	23.39%
CA-N	645	149,836,976.78	13.24
IL	457	75,004,963.32	6.63
FL	590	70,554,803.21	6.23
CO	249	43,686,004.62	3.86
TX	333	33,721,340.13	2.98
MI	272	32,642,796.87	2.88
NY	140	31,106,900.62	2.75
WA	195	28,000,237.13	2.47
HI	113	26,066,614.28	2.30
NJ	129	25,666,735.17	2.27
VA	145	25,377,032.37	2.24
OH	282	25,209,457.92	2.23
NV	152	23,643,151.29	2.09
MA	103	22,527,439.94	1.99
MD	127	21,903,632.96	1.93
MN	120	20,332,470.14	1.80
AZ	174	20,286,501.05	1.79
PA	188	19,840,236.21	1.75
GA	105	16,370,156.46	1.45
NC	125	15,077,921.83	1.33
CT	84	13,603,815.74	1.20
MO	150	13,519,616.39	1.19
UT	91	12,181,058.01	1.08
OR	80	11,387,030.11	1.01
IN	105	8,618,429.63	0.76
TN	84	7,882,525.00	0.70
WI	62	7,554,874.73	0.67
RI	42	6,686,761.67	0.59
KY	69	6,183,323.94	0.55
Other	530	52,758,966.29	4.66
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,091	$329,042,064.22	29.07%
1% of Orig. Bal.	41	3,387,860.92	0.30
1% of UPB	139	14,676,317.60	1.30
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	27	3,496,246.46	0.31
2 Mos. Int. of UPB	12	2,281,150.90	0.20
2 Mos. Int. on 80% of UPB	1	330,000.00	0.03
2% 1% of UPB	52	5,848,285.58	0.52
2% of UPB	122	16,458,414.21	1.45
3 Mos. Int. of UPB	52	10,362,361.45	0.92
3 Mos. Int. on 80% of UPB	6	1,202,730.93	0.11
3% 2% 1% of UPB	7	1,751,709.22	0.15
3% of UPB	107	8,824,089.89	0.78
5% 1% of UPB	17	2,920,141.25	0.26
5% 3% of UPB	5	364,108.85	0.03
5% 4% 3% of UPB	223	23,310,852.20	2.06
5% 4% of UPB	28	3,897,603.61	0.34
5% of UPB	322	44,296,634.05	3.91
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	2,297	399,833,354.79	35.32
6 Mos. Int. on 80% of UPB	1,389	221,171,097.58	19.54
6 Mos. Int. on UPB	102	11,948,774.59	1.06
6% of UPB	208	26,642,927.90	2.35
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,329	$637,996,725.35	56.36%
Stated	2,043	368,843,397.05	32.58
No Documentation	561	77,226,183.44	6.82
Limited	294	42,208,768.45	3.73
No Ratio	21	5,771,651.91	0.51
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	851	$159,927,958.27	18.85%
3.001 - 3.500	12	2,622,407.16	0.31
3.501 - 4.000	18	3,654,195.57	0.43
4.001 - 4.500	42	11,028,419.10	1.30
4.501 - 5.000	120	23,298,202.10	2.75
5.001 - 5.500	481	96,307,925.15	11.35
5.501 - 6.000	1,024	186,234,747.93	21.95
6.001 - 6.500	770	131,972,086.26	15.55
6.501 - 7.000	614	106,611,436.09	12.56
7.001 - 7.500	442	71,424,298.44	8.42
7.501 - 8.000	204	29,577,091.21	3.49
8.001 - 8.500	108	13,518,497.80	1.59
8.501 - 9.000	64	7,021,860.83	0.83
9.001 - 9.500	21	1,631,541.58	0.19
9.501 - 10.000	21	1,988,148.56	0.23
10.001 >=	13	1,689,944.12	0.20
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 2.250%
Maximum: 11.420%
Weighted Average: 5.608%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	20	$4,146,682.84	0.49%
2.000	1,390	261,308,314.21	30.80
3.000	2,737	460,679,599.72	54.29
5.000	655	121,907,924.25	14.37
6.000	1	133,439.43	0.02
7.000	2	332,799.72	0.04
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.972%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,747	$657,511,084.00	77.49%
1.500	213	33,269,998.28	3.92
2.000	845	157,727,677.89	18.59
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.205%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	3	$590,856.05	0.07%
8.501 - 9.000	13	2,768,980.56	0.33
9.001 - 9.500	143	27,321,793.87	3.22
9.501 - 10.000	334	61,459,925.87	7.24
10.001 - 10.500	177	34,215,804.46	4.03
10.501 - 11.000	122	23,191,764.14	2.73
11.001 - 11.500	54	10,249,440.97	1.21
11.501 - 12.000	136	29,018,215.09	3.42
12.001 - 12.500	235	54,398,098.10	6.41
12.501 - 13.000	389	81,605,195.44	9.62
13.001 - 13.500	471	90,249,536.97	10.64
13.501 - 14.000	665	122,167,401.22	14.40
14.001 - 14.500	519	86,928,503.66	10.24
14.501 - 15.000	558	87,879,405.71	10.36
15.001 - 15.500	309	47,945,076.41	5.65
15.501 - 16.000	299	41,473,865.54	4.89
16.001 - 16.500	142	17,648,009.81	2.08
16.501 - 17.000	82	9,435,018.42	1.11
17.001 - 17.500	37	3,597,407.97	0.42
17.501 - 18.000	33	4,461,084.94	0.53
18.001 - 18.500	33	4,197,018.70	0.49
18.501 - 19.000	18	3,558,519.30	0.42
19.001 - 19.500	16	1,987,928.01	0.23
19.501 >=	17	2,159,908.96	0.25
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 8.200%
Maximum: 20.800%
Weighted Average: 13.340%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	909	$172,015,076.82	20.27%
5.501 - 6.000	109	26,211,859.27	3.09
6.001 - 6.500	315	70,484,679.13	8.31
6.501 - 7.000	638	132,618,208.76	15.63
7.001 - 7.500	701	129,358,171.10	15.25
7.501 - 8.000	699	123,776,449.25	14.59
8.001 - 8.500	459	73,193,719.74	8.63
8.501 - 9.000	490	68,230,383.84	8.04
9.001 - 9.500	199	24,118,737.01	2.84
9.501 - 10.000	152	16,015,474.75	1.89
10.001 - 10.500	68	7,213,468.82	0.85
10.501 - 11.000	35	3,080,977.26	0.36
11.001 - 11.500	20	1,591,608.83	0.19
11.501 - 12.000	6	336,951.70	0.04
12.001 - 12.500	4	220,493.89	0.03
13.001 - 13.500	1	42,500.00	0.01
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum:	2.250%
Maximum:	13.500%
Weighted Average:	6.636%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-10	2	$331,283.28	0.04%
2003-12	1	283,319.22	0.03
2004-11	3	482,715.99	0.06
2004-12	2	660,382.12	0.08
2005-01	9	1,726,408.21	0.20
2005-02	14	3,192,427.12	0.38
2005-03	48	8,374,872.98	0.99
2005-04	440	68,766,243.00	8.10
2005-05	1,156	199,854,222.67	23.55
2005-06	1,483	273,789,681.41	32.27
2005-07	125	22,853,624.74	2.69
2005-08	12	2,156,342.64	0.25
2005-09	10	1,678,381.77	0.20
2005-10	3	456,352.82	0.05
2005-11	3	389,339.47	0.05
2005-12	5	675,099.71	0.08
2006-01	5	954,811.32	0.11
2006-02	12	1,807,679.96	0.21
2006-03	42	7,951,343.19	0.94
2006-04	91	14,259,062.45	1.68
2006-05	243	36,895,758.73	4.35
2006-06	411	73,531,684.49	8.67
2006-07	23	4,063,959.02	0.48
2007-05	1	81,548.62	0.01
2007-06	9	1,775,018.95	0.21
2007-07	10	1,909,743.32	0.23
2007-08	17	2,932,774.76	0.35
2007-09	27	5,258,559.97	0.62
2007-10	10	1,793,656.46	0.21
2007-11	9	2,004,757.54	0.24
2007-12	13	2,598,876.96	0.31
2008-01	32	5,433,490.29	0.64
2008-02	81	14,598,250.35	1.72
2008-03	117	22,338,822.89	2.63
2008-04	98	17,912,799.90	2.11
2008-05	153	28,908,340.19	3.41
2008-06	77	14,435,810.73	1.70
2008-07	6	1,227,754.60	0.14
2018-04	1	105,958.33	0.01
2018-05	1	57,600.00	0.01
Total:	**4,805**	**$848,508,760.17**	**100.00%**

SAIL 2003-BC9 Collateral Summary – Group 3

Total Number of Loans	2,300	Primary Mortgage Insurance Coverage	
Total Outstanding Loan Balance	$377,881,564	Yes	30.4%
Average Loan Principal Balance	$164,296	No	69.6%
Fixed Rate	35.4%		
Adjustable Rate	64.6%	Primary Mortgage Insurance Coverage	
Prepayment Penalty	82.9%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.7%	Yes	68.4%
Weighted Average Margin	5.8%	No	31.6%
Weighted Average Initial Periodic Cap	2.9%		
Weighted Average Periodic Cap	1.0%	Prepayment Penalty	
Weighted Average Maximum Rate	13.7%	None	17.1%
Weighted Average Floor	7.1%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	345.2	1.001-2.000	52.7%
Weighted Average Remaining Term (mo.)	344.4	2.001-3.000	22.1%
Weighted Average Loan Age (mo.)	0.8	4.001-5.000	2.8%
Weighted Average Combined LTV	83.2%		
Non-Zero Weighted Average FICO	639	Geographic Distribution	
Non-Zero Weighted Average DTI	41.3%	(Other states account individually for less than	
% IO Loans	1.4%	3% of the Cut-off Date principal balance)	
		CA	46.6%
Lien Position		IL	5.0%
First	93.8%	FL	4.9%
Second	6.2%	GA	4.3%
		CO	3.9%
Product Type			
2/28 ARM (LIBOR)	58.5%	Occupancy Status	
Fixed Rate	31.0%	Primary Home	94.2%
3/27 ARM (LIBOR)	4.7%	Investment	5.5%
Balloon	4.4%	Second Home	0.3%
Other	1.4%		

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	561	$17,816,557.61	4.71%
50,000.01 - 100,000.00	490	35,398,493.13	9.37
100,000.01 - 150,000.00	323	39,710,165.10	10.51
150,000.01 - 200,000.00	223	38,669,945.85	10.23
200,000.01 - 250,000.00	146	32,662,759.56	8.64
250,000.01 - 300,000.00	112	30,825,683.23	8.16
300,000.01 - 350,000.00	126	41,817,623.50	11.07
350,000.01 - 400,000.00	125	47,158,228.47	12.48
400,000.01 - 450,000.00	79	33,814,084.75	8.95
450,000.01 - 500,000.00	69	33,272,113.72	8.80
500,000.01 - 550,000.00	22	11,621,091.34	3.08
550,000.01 - 600,000.00	11	6,338,690.90	1.68
600,000.01 - 650,000.00	9	5,756,226.46	1.52
650,000.01 - 700,000.00	2	1,364,900.00	0.36
700,000.01 - 750,000.00	1	720,000.00	0.19
900,000.01 - 950,000.00	1	935,000.00	0.25
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum:	$9,993.21
Maximum:	$935,000.00
Weighted Average:	$164,296.33

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	32	$7,327,356.37	1.94%
5.501 - 6.000	76	21,066,985.06	5.58
6.001 - 6.500	182	50,788,982.00	13.44
6.501 - 7.000	306	76,333,266.47	20.20
7.001 - 7.500	267	61,534,465.16	16.28
7.501 - 8.000	293	60,264,517.67	15.95
8.001 - 8.500	169	31,339,658.84	8.29
8.501 - 9.000	165	21,605,676.55	5.72
9.001 - 9.500	94	11,833,090.04	3.13
9.501 - 10.000	99	7,733,564.04	2.05
10.001 - 10.500	30	2,567,124.77	0.68
10.501 - 11.000	179	9,046,165.36	2.39
11.001 - 11.500	77	3,410,944.71	0.90
11.501 - 12.000	126	4,917,026.20	1.30
12.001 - 12.500	96	4,329,054.61	1.15
12.501 - 13.000	43	1,397,786.79	0.37
13.001 - 13.500	28	1,094,360.96	0.29
13.501 - 14.000	32	1,089,329.32	0.29
14.001 - 14.250	2	68,491.38	0.02
14.251 - 14.500	2	61,350.00	0.02
14.501 - 14.750	1	46,367.32	0.01
16.001 >=	1	26,000.00	0.01
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 3.500%
Maximum: 16.250%
Weighted Average: 7.652%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	5	$356,926.45	0.09%
121 - 180	405	21,787,681.30	5.77
181 - 240	292	12,561,967.96	3.32
241 - 300	4	1,041,059.42	0.28
301 - 360	1,594	342,133,928.49	90.54
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 345.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	5	$356,926.45	0.09%
121 - 180	405	21,787,681.30	5.77
181 - 240	292	12,561,967.96	3.32
241 - 300	4	1,041,059.42	0.28
301 - 360	1,594	342,133,928.49	90.54
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 344.4

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$31,663.85	0.01%
10.001 - 20.000	4	225,351.85	0.06
20.001 - 30.000	4	647,315.02	0.17
30.001 - 40.000	13	909,341.91	0.24
40.001 - 50.000	17	2,145,685.48	0.57
50.001 - 60.000	42	7,045,278.81	1.86
60.001 - 70.000	99	20,126,805.64	5.33
70.001 - 80.000	728	155,142,020.94	41.06
80.001 - 90.000	626	129,315,978.96	34.22
90.001 - 100.000	766	62,292,121.16	16.48
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum:	10.000%
Maximum:	100.000%
Non-Zero WA:	83.181%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	3	$982,500.00	0.26%
501 - 550	217	36,174,102.03	9.57
551 - 600	392	62,565,829.73	16.56
601 - 650	765	112,532,936.47	29.78
651 - 700	596	103,534,055.65	27.40
701 - 750	259	48,153,676.14	12.74
751 - 800	67	13,908,992.31	3.68
801 >=	1	29,471.29	0.01
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Non-Zero Minimum:	500
Maximum:	801
Non-Zero WA:	639

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Purchase	1,242	$182,460,098.15	48.28%
Cash Out Refinance	769	141,544,492.19	37.46
Rate/Term Refinance	257	47,927,751.09	12.68
Debt Consolidation	8	3,152,351.00	0.83
Home Improvement	24	2,796,871.19	0.74
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,804	$293,024,043.22	77.54%
PUD	216	43,121,050.37	11.41
Condo	170	23,221,281.70	6.15
2-4 Family	101	17,645,429.66	4.67
Townhouse	6	610,892.79	0.16
Manufactured Housing	3	258,865.88	0.07
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	479	$102,895,434.92	27.23%
CA-N	277	73,203,638.85	19.37
IL	114	18,990,116.29	5.03
FL	184	18,495,622.51	4.89
GA	105	16,370,156.46	4.33
CO	81	14,899,990.64	3.94
NY	43	10,687,092.98	2.83
TX	138	10,675,287.88	2.83
VA	50	9,754,263.88	2.58
MD	44	8,612,126.56	2.28
WA	74	8,168,273.05	2.16
MA	28	6,025,589.41	1.59
NJ	23	5,952,126.98	1.58
NV	34	5,905,352.22	1.56
PA	53	5,669,553.07	1.50
MI	37	5,255,192.77	1.39
AZ	49	5,011,977.96	1.33
UT	37	4,999,794.29	1.32
MN	19	3,871,260.25	1.02
OH	46	3,684,412.12	0.98
MO	48	3,598,065.69	0.95
CT	22	3,561,055.76	0.94
HI	10	3,328,849.39	0.88
NC	26	2,821,339.92	0.75
IN	27	2,709,610.55	0.72
TN	31	2,705,017.00	0.72
IA	35	2,473,753.14	0.65
OR	20	2,432,448.77	0.64
KY	19	1,703,066.72	0.45
RI	10	1,649,759.64	0.44
Other	137	11,771,333.95	3.12
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	499	$64,531,450.68	17.08%
1% of Orig. Bal.	10	798,727.98	0.21
1% of UPB	40	4,238,819.60	1.12
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	4	906,111.72	0.24
2 Mos. Int. of UPB	11	2,169,050.90	0.57
2 Mos. Int. on 80% of UPB	1	330,000.00	0.09
2% of UPB	43	7,305,956.77	1.93
3 Mos. Int. of UPB	22	4,386,775.40	1.16
3 Mos. Int. on 80% of UPB	1	266,496.69	0.07
3% 2% 1% of UPB	1	350,000.00	0.09
3% of UPB	6	431,243.46	0.11
5% 1% of UPB	3	408,000.00	0.11
5% 4% 3% of UPB	44	4,781,040.60	1.27
5% 4% of UPB	2	186,223.99	0.05
5% of UPB	160	21,247,853.35	5.62
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	577	119,130,244.13	31.53
6 Mos. Int. on 80% of UPB	787	134,642,699.47	35.63
6 Mos. Int. on UPB	26	2,841,059.72	0.75
6% of UPB	63	8,929,809.16	2.36
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,248	$192,233,764.96	50.87%
Stated	591	126,861,057.49	33.57
Limited	219	27,921,024.99	7.39
No Documentation	225	25,950,984.63	6.87
No Ratio	17	4,914,731.55	1.30
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	30	$6,073,460.44	2.49%
3.001 - 3.500	7	1,827,608.86	0.75
3.501 - 4.000	5	1,389,285.50	0.57
4.001 - 4.500	19	6,268,562.13	2.57
4.501 - 5.000	34	9,778,633.15	4.00
5.001 - 5.500	386	79,799,518.72	32.68
5.501 - 6.000	372	77,114,900.98	31.58
6.001 - 6.500	72	24,596,168.49	10.07
6.501 - 7.000	55	19,422,258.65	7.95
7.001 - 7.500	32	11,010,064.70	4.51
7.501 - 8.000	13	4,169,986.62	1.71
8.001 - 8.500	6	728,417.98	0.30
8.501 - 9.000	6	959,175.03	0.39
9.501 - 10.000	5	636,358.79	0.26
10.001 >=	3	431,770.79	0.18
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 2.250%
Maximum: 10.170%
Weighted Average: 5.771%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4	$1,216,049.56	0.50%
2.000	98	39,019,196.32	15.98
3.000	919	200,316,662.03	82.03
5.000	21	3,188,023.77	1.31
6.000	1	133,439.43	0.05
7.000	2	332,799.72	0.14
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.863%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	950	$225,282,700.95	92.25%
1.500	69	14,580,589.82	5.97
2.000	26	4,342,880.06	1.78
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.048%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	1	$209,237.76	0.09%
8.501 - 9.000	1	161,431.48	0.07
9.001 - 9.500	5	816,195.59	0.33
9.501 - 10.000	9	1,528,076.92	0.63
10.001 - 10.500	5	1,300,407.82	0.53
10.501 - 11.000	11	2,542,008.17	1.04
11.001 - 11.500	10	3,032,842.32	1.24
11.501 - 12.000	51	14,023,390.81	5.74
12.001 - 12.500	111	31,781,739.26	13.01
12.501 - 13.000	166	42,913,083.49	17.57
13.001 - 13.500	146	34,954,500.82	14.31
13.501 - 14.000	170	37,995,200.70	15.56
14.001 - 14.500	118	23,452,840.48	9.60
14.501 - 15.000	93	19,867,999.74	8.14
15.001 - 15.500	43	10,781,080.63	4.41
15.501 - 16.000	23	4,400,862.31	1.80
16.001 - 16.500	8	1,662,029.91	0.68
16.501 - 17.000	3	665,802.26	0.27
17.001 - 17.500	2	237,865.86	0.10
17.501 - 18.000	10	2,350,230.40	0.96
18.001 - 18.500	13	2,092,020.91	0.86
18.501 - 19.000	15	3,437,581.66	1.41
19.001 - 19.500	14	1,839,832.57	0.75
19.501 >=	17	2,159,908.96	0.88
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 8.500%
Maximum: 20.800%
Weighted Average: 13.658%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	38	$8,877,785.27	3.64%
5.501 - 6.000	61	17,310,447.17	7.09
6.001 - 6.500	141	38,239,449.34	15.66
6.501 - 7.000	210	54,393,709.05	22.27
7.001 - 7.500	190	44,869,281.08	18.37
7.501 - 8.000	176	40,665,673.44	16.65
8.001 - 8.500	112	22,784,005.99	9.33
8.501 - 9.000	75	11,395,818.45	4.67
9.001 - 9.500	17	2,378,372.29	0.97
9.501 - 10.000	17	1,940,618.84	0.79
10.001 - 10.500	6	1,161,625.06	0.48
10.501 - 11.000	1	67,920.79	0.03
11.501 - 12.000	1	121,464.06	0.05
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 2.250%
Maximum: 11.850%
Weighted Average: 7.117%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-12	1	$283,319.22	0.12%
2004-11	2	249,834.80	0.10
2004-12	2	660,382.12	0.27
2005-01	5	995,217.32	0.41
2005-02	8	2,012,082.66	0.82
2005-03	20	4,232,608.21	1.73
2005-04	173	34,096,107.67	13.96
2005-05	453	93,491,102.75	38.28
2005-06	283	80,208,778.69	32.84
2005-07	14	5,163,795.83	2.11
2005-08	1	147,773.15	0.06
2005-09	1	152,150.75	0.06
2005-11	1	137,469.44	0.06
2006-03	2	239,264.61	0.10
2006-04	9	2,540,243.67	1.04
2006-05	13	3,287,482.46	1.35
2006-06	32	11,778,394.28	4.82
2006-07	1	380,700.00	0.16
2007-06	1	55,134.77	0.02
2007-08	2	230,939.61	0.09
2007-10	1	96,484.05	0.04
2008-02	1	88,837.50	0.04
2008-03	1	121,623.88	0.05
2008-04	6	1,075,463.12	0.44
2008-05	7	1,329,859.93	0.54
2008-06	5	1,151,120.34	0.47
Total:	**1,045**	**$244,206,170.83**	**100.00%**

$1,126,386,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC9
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)
1-A1[4]	97,936,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2[4][5]	74,747,000	(5)	4.76	27-90	14.00%	(5)	8/25/2033	Aaa/AAA/AAA
2-A [6]	475,899,000	(6)	2.54	1-90	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
3-A[7]	324,978,000	1M Libor	2.65	1-90	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
A-IO [8]	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	53,772,000	1M Libor	4.98	39-90	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	48,112,000	1M Libor	4.95	38-90	5.00%	TBD	8/25/2033	A2/A/A
M3	14,151,000	1M Libor	4.94	37-90	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,981,000	1M Libor	4.91	37-90	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	11,320,000	1M Libor	4.60	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,490,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)
1-A1[4]	97,936,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2[4][5]	74,747,000	(5)	5.35	27-198	14.00%	(5)	8/25/2033	Aaa/AAA/AAA
2-A [6]	475,899,000	(6)	2.74	1-186	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
3-A[7]	324,978,000	1M Libor	2.91	1-198	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
A-IO [8]	Notional	6.00%	N/A	N/A	N/A	N/A	8/25/2005	Aaa/AAA/AAA
M1	53,772,000	1M Libor	5.45	39-153	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	48,112,000	1M Libor	5.33	38-138	5.00%	TBD	8/25/2033	A2/A/A
M3	14,151,000	1M Libor	5.18	37-115	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,981,000	1M Libor	5.00	37-104	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	11,320,000	1M Libor	4.60	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,490,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(5) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(6) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 3-A is the Group 3 Senior Certificate

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be paid to the Class 3-A Certificates until reduced to zero.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates and the Class 2-A Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on August 25, 2005, the Class 1-A2 and Class 2-A Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in September 2005 will receive interest based on this new floating rate. Interest for the Class 2-A Certificates for the first 24 Distribution dates will be calculated on a 30/360 basis and will be calculated on an actual/360 basis thereafter. Interest for the Class 1-A2 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A and Class 3-A Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	36,142,887.49	99,606,585.55	68,018,526.96	203,768,000.00
7-12	30,119,132.03	83,005,650.90	56,682,217.07	169,807,000.00
13-18	24,095,376.57	66,404,716.25	45,345,907.17	135,846,000.00
19-24	12,047,688.29	33,202,358.13	22,672,953.59	67,923,000.00

On and after the 25th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 18% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 49% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 33% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	575,293,117
3	570,480,438
4	564,880,694
5	558,356,463
6	550,547,373
7	548,381,499
8	538,530,638
9	527,517,793
10	515,496,089
11	501,939,830
12	487,117,404

Month	Approximate Notional Balance ($)
13	479,338,014
14	459,753,019
15	445,134,848
16	430,880,102
17	417,232,647
18	403,493,376
19	397,059,460
20	379,624,856
21	362,125,635
22	345,582,266
23	329,897,708
24	315,060,906

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of anInsured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (23.25%), Wells Fargo (17.19%), People's Choice (13.81%), Fieldstone (12.12%), CIT (7.40%), Finance America (5.86%), Wilmington Financial (3.22%), Aurora Loan Services (3.14%) and Equifirst (3.11%) and as of the closing date will be serviced by Ocwen (34.41%), Option One (24.12%), Wilshire (18.15%), Wells Fargo (17.21%), Aurora Loan Services (3.13%) and Chase (2.98%).

Mortgage Insurance

Approximately 72.24% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A and 3-A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1 and Class 3-A will double, the margins on Class 1-A2 and Class 2-A will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A, 3-A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A and 3-A) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1 / 1-A2	2-A	3-A	A-IO	
1-A1 Aaa/AAA/AAA Libor Floater (Group 1) **1-A2** Aaa/AAA/AAA Fixed-Floating (Group 1)	**2-A** Aaa/AAA/AAA Fixed - Floating (Group 2)	**3-A** Aaa/AAA/AAA Libor Floater (Group 3)	**A-IO** Aaa/AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A and 3-A.
M1 Aa2/AA/AA Libor Floater				Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A2/A/A Libor Floater				
M3 A3/A-/A- Libor Floater				
M4 Baa1/BBB+/BBB+ Libor Floater				
M5 Baa2/BBB/BBB Libor Floater				
B Baa3/NR-/BBB- Libor Floater				

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC9
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 25, 2003
Cut-Off Date:	August 1, 2003
Statistical Calculation Date:	Ranges from 6/5/2003 to 6/25/2003 (57.67%), 5/28/03 to 6/1/03 (26.57%), 7/1/2003 (13.93%), and 4/21/03-5/13/03 (1.82%).
Expected Pricing Date:	August [ ], 2003
Closing Date:	August 29, 2003
Settlement Date:	August 29, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A, M1, M2, M3, M4, M5 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A , 30/360 on Class 1-A2 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.00625% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A and 3-A. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	9.60	6.51	4.76	3.57	2.67
Window (mos)	54-175	36-121	27-90	21-70	17-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class 2-A					
Avg. Life (yrs)	5.13	3.47	2.54	1.92	1.46
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class 3-A					
Avg. Life (yrs)	5.34	3.61	2.65	2.00	1.53
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M1					
Avg. Life (yrs)	9.62	6.54	4.98	4.30	4.16
Window (mos)	56-175	37-121	39-90	41-70	45-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M2					
Avg. Life (yrs)	9.62	6.54	4.95	4.16	3.81
Window (mos)	56-175	37-121	38-90	39-70	40-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M3					
Avg. Life (yrs)	9.62	6.54	4.94	4.10	3.67
Window (mos)	56-175	37-121	37-90	38-70	39-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M4					
Avg. Life (yrs)	9.61	6.53	4.91	4.07	3.61
Window (mos)	56-175	37-121	37-90	37-70	38-56
Expected Final Mat.	2/25/2018	8/25/2013	1/25/2011	5/25/2009	3/25/2008
Class M5					
Avg. Life (yrs)	9.06	6.12	4.60	3.80	3.38
Window (mos)	56-167	37-114	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	1/25/2013	8/25/2010	1/25/2009	12/25/2007
Class B					
Avg. Life (yrs)	7.10	4.76	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	12/25/2013	8/25/2010	9/25/2008	7/25/2007	10/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.25	3.92	2.50
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class 2-A			
Avg. Life (yrs)	3.42	2.16	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class 3-A			
Avg. Life (yrs)	3.45	2.17	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M1			
Avg. Life (yrs)	6.34	4.47	4.18
Window (mos)	37-117	40-76	45-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M2			
Avg. Life (yrs)	6.34	4.38	3.78
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M3			
Avg. Life (yrs)	6.34	4.34	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M4			
Avg. Life (yrs)	6.33	4.32	3.56
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	4/25/2013	11/25/2009	1/25/2008
Class M5			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	10/25/2012	7/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	5/25/2010	12/25/2007	8/25/2006

Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	1/25/2008	7/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 1-A2					
Avg. Life (yrs)	10.56	7.27	5.35	4.04	3.06
Window (mos)	54-322	36-257	27-198	21-157	17-127
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	8/25/2016	2/25/2014
Class 2-A					
Avg. Life (yrs)	5.45	3.73	2.74	2.07	1.58
Window (mos)	1-312	1-243	1-186	1-145	1-114
Expected Final Mat.	7/25/2029	10/25/2023	1/25/2019	8/25/2015	1/25/2013
Class 3-A					
Avg. Life (yrs)	5.74	3.95	2.91	2.22	1.71
Window (mos)	1-322	1-257	1-198	1-157	1-127
Expected Final Mat.	5/25/2030	12/25/2024	1/25/2020	8/25/2016	2/25/2014
Class M1					
Avg. Life (yrs)	10.40	7.15	5.45	4.67	4.46
Window (mos)	56-275	37-202	39-153	41-120	45-97
Expected Final Mat.	6/25/2026	5/25/2020	4/25/2016	7/25/2013	8/25/2011
Class M2					
Avg. Life (yrs)	10.27	7.04	5.33	4.46	4.06
Window (mos)	56-254	37-182	38-138	39-108	40-87
Expected Final Mat.	9/25/2024	9/25/2018	1/25/2015	7/25/2012	10/25/2010
Class M3					
Avg. Life (yrs)	10.05	6.87	5.18	4.29	3.83
Window (mos)	56-218	37-154	37-115	38-90	39-72
Expected Final Mat.	9/25/2021	5/25/2016	2/25/2013	1/25/2011	7/25/2009
Class M4					
Avg. Life (yrs)	9.75	6.64	5.00	4.14	3.67
Window (mos)	56-200	37-140	37-104	37-81	38-65
Expected Final Mat.	3/25/2020	3/25/2015	3/25/2012	4/25/2010	12/25/2008
Class M5					
Avg. Life (yrs)	9.06	6.12	4.60	3.80	3.38
Window (mos)	56-167	37-114	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	1/25/2013	8/25/2010	1/25/2009	12/25/2007
Class B					
Avg. Life (yrs)	7.10	4.76	3.66	3.21	3.08
Window (mos)	56-125	37-85	37-62	37-48	37-39
Expected Final Mat.	12/25/2013	8/25/2010	9/25/2008	7/25/2007	10/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	6/25/2006	5/25/2005	11/25/2004
Class 1-A2			
Avg. Life (yrs)	6.95	4.38	2.83
Window (mos)	35-250	22-169	16-121
Expected Final Mat.	5/25/2024	8/25/2017	8/25/2013
Class 2-A			
Avg. Life (yrs)	3.71	2.36	1.56
Window (mos)	1-247	1-168	1-120
Expected Final Mat.	2/25/2024	7/25/2017	7/25/2013
Class 3-A			
Avg. Life (yrs)	3.74	2.37	1.57
Window (mos)	1-250	1-169	1-121
Expected Final Mat.	5/25/2024	8/25/2017	8/25/2013
Class M1			
Avg. Life (yrs)	6.94	4.87	4.47
Window (mos)	37-196	40-130	45-92
Expected Final Mat.	11/25/2019	5/25/2014	3/25/2011
Class M2			
Avg. Life (yrs)	6.84	4.71	4.01
Window (mos)	37-178	38-117	40-83
Expected Final Mat.	5/25/2018	4/25/2013	6/25/2010
Class M3			
Avg. Life (yrs)	6.67	4.55	3.77
Window (mos)	37-149	38-97	39-69
Expected Final Mat.	12/25/2015	8/25/2011	4/25/2009
Class M4			
Avg. Life (yrs)	6.45	4.39	3.61
Window (mos)	37-136	37-88	38-63
Expected Final Mat.	11/25/2014	11/25/2010	10/25/2008
Class M5			
Avg. Life (yrs)	5.95	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	10/25/2012	7/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.63	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	5/25/2010	12/25/2007	8/25/2006

Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
8.174566	3.74
8.184566	3.59
8.194566	3.44
8.204566	3.30
8.214566	3.15
8.224566	3.00
8.234566	2.85
8.244566	2.71
8.254566	2.56
8.264566	2.41
8.274566	2.27
Mod. Dur.	0.82 (3)

(1) Shown at the Certificate pricing assumption as defined on page one. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 8.224566% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	8.58977	7.89369
2	N/A	N/A	32	9.50826	8.73864
3	N/A	N/A	33	8.58645	7.89224
4	N/A	N/A	34	8.87094	8.35524
5	N/A	N/A	35	9.24246	8.66590
6	N/A	N/A	36	9.56197	8.95798
7	N/A	N/A	37	9.25087	8.66754
8	N/A	N/A	38	9.24821	8.66614
9	N/A	N/A	39	9.55374	8.95356
10	N/A	N/A	40	9.24290	8.66360
11	N/A	N/A	41	10.15374	9.48971
12	N/A	N/A	42	9.83452	9.29832
13	N/A	N/A	43	9.83105	9.29635
14	N/A	N/A	44	10.88055	10.29021
15	N/A	N/A	45	9.82413	9.29242
16	N/A	N/A	46	10.14803	9.60041
17	N/A	N/A	47	10.15597	9.62817
18	N/A	N/A	48	10.49141	9.94707
19	N/A	N/A	49	10.14907	9.62391
20	N/A	N/A	50	10.14516	9.73380
21	N/A	N/A	51	10.47930	10.05585
22	N/A	N/A	52	10.13736	9.72914
23	N/A	N/A	53	10.52243	10.13523
24	N/A	N/A	54	10.17994	9.80615
25	8.04057	7.41106	55	10.17599	9.80369
26	8.03968	7.41071	56	10.87355	10.98252
27	8.30676	7.65737	57	10.16808	10.27069
28	8.03791	7.41030	58	10.54743	10.71368
29	8.86817	8.15452	59	10.22340	10.39873
30	8.59143	7.89442	60	10.55995	10.74185

(1) Based on 1 month Libor, 6 month Libor, 12 month Libor and 1 year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed cutoff data of July 1, 2003, assumed first payment date of August 25, 2003 and assumed Closing Date of July 29, 2003.

SAIL 2003-BC9 Collateral Summary – Aggregate

Total Number of Loans	7,248	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,132,046,726	Yes	30.2%
Average Loan Principal Balance	$156,187	No	69.8%
Fixed Rate	25.0%		
Adjustable Rate	75.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	70.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	72.2%
Weighted Average Margin	5.6%	No	27.8%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.2%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.3%	None	29.1%
Weighted Average Floor	6.6%	0.001-1.000	3.8%
Weighted Average Original Term (mo.)	352.6	1.001-2.000	43.1%
Weighted Average Remaining Term (mo.)	351.4	2.001-3.000	23.1%
Weighted Average Loan Age (mo.)	1.2	4.001-5.000	0.9%
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	634	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.8%	(Other states account individually for less than	
% IO Loans	0.6%	3% of the Cut-off Date principal balance)	
		CA	36.6%
Lien Position		IL	6.6%
First	97.9%	FL	6.2%
Second	2.1%	CO	3.9%
		TX	3.0%
Product Type			
2/28 ARM (LIBOR)	50.9%	**Occupancy Status**	
Fixed Rate	23.5%	Primary Home	91.1%
5/1 ARM (LIBOR)	10.8%	Investment	8.3%
3/27 ARM (LIBOR)	10.0%	Second Home	0.6%
Other	4.9%		

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	828	$28,660,469.05	2.53%
50,000.01 - 100,000.00	1,719	128,783,152.81	11.38
100,000.01 - 150,000.00	1,550	193,307,861.35	17.08
150,000.01 - 200,000.00	1,173	203,787,854.14	18.00
200,000.01 - 250,000.00	776	173,961,072.12	15.37
250,000.01 - 300,000.00	546	149,344,917.22	13.19
300,000.01 - 350,000.00	287	92,445,753.12	8.17
350,000.01 - 400,000.00	150	56,587,491.83	5.00
400,000.01 - 450,000.00	96	41,064,071.03	3.63
450,000.01 - 500,000.00	74	35,657,578.74	3.15
500,000.01 - 550,000.00	23	12,134,273.38	1.07
550,000.01 - 600,000.00	13	7,536,104.95	0.67
600,000.01 - 650,000.00	9	5,756,226.46	0.51
650,000.01 - 700,000.00	2	1,364,900.00	0.12
700,000.01 - 750,000.00	1	720,000.00	0.06
900,000.01 - 950,000.00	1	935,000.00	0.08
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: $9,993.21
Maximum: $935,000.00
Average: $156,187.46

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	752	$142,736,258.15	12.61%
5.501 - 6.000	266	52,971,676.30	4.68
6.001 - 6.500	485	104,456,338.71	9.23
6.501 - 7.000	973	189,097,331.95	16.70
7.001 - 7.500	975	170,771,579.39	15.09
7.501 - 8.000	1,094	179,416,785.63	15.85
8.001 - 8.500	683	100,885,828.46	8.91
8.501 - 9.000	666	88,706,052.41	7.84
9.001 - 9.500	304	36,232,961.46	3.20
9.501 - 10.000	259	24,118,156.71	2.13
10.001 - 10.500	102	9,187,604.39	0.81
10.501 - 11.000	231	13,096,179.53	1.16
11.001 - 11.500	107	5,589,026.40	0.49
11.501 - 12.000	134	5,575,583.82	0.49
12.001 - 12.500	105	5,084,746.50	0.45
12.501 - 13.000	44	1,549,748.06	0.14
13.001 - 13.500	30	1,279,330.31	0.11
13.501 - 14.000	32	1,089,329.32	0.10
14.001 - 14.250	2	68,491.38	0.01
14.251 - 14.500	2	61,350.00	0.01
14.501 - 14.750	1	46,367.32	0.00
16.001 >=	1	26,000.00	0.00
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 2.875%
Maximum: 16.250%
Weighted Average: 7.314%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	10	$596,927.03	0.05%
121 - 180	550	34,381,125.11	3.04
181 - 240	330	16,326,978.01	1.44
241 - 300	7	1,514,343.80	0.13
301 - 360	6,351	1,079,227,352.25	95.33
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	10	$596,927.03	0.05%
121 - 180	550	34,381,125.11	3.04
181 - 240	330	16,326,978.01	1.44
241 - 300	7	1,514,343.80	0.13
301 - 360	6,351	1,079,227,352.25	95.33
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 351.4

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$31,663.85	0.00%
10.001 - 20.000	10	718,983.83	0.06
20.001 - 30.000	16	1,543,301.75	0.14
30.001 - 40.000	61	5,447,763.43	0.48
40.001 - 50.000	94	11,618,559.83	1.03
50.001 - 60.000	183	26,012,138.26	2.30
60.001 - 70.000	501	80,481,551.79	7.11
70.001 - 80.000	2,986	508,728,865.68	44.94
80.001 - 90.000	2,138	352,165,270.12	31.11
90.001 - 100.000	1,258	145,298,627.66	12.84
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Minimum: 10.000%
Maximum: 100.000%
Non-Zero WA: 81.559%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	6	$715,938.16	0.06%
451 - 500	13	2,402,308.50	0.21
501 - 550	892	133,885,493.57	11.83
551 - 600	1,417	206,094,888.91	18.21
601 - 650	2,199	330,302,474.88	29.18
651 - 700	1,761	293,950,948.70	25.97
701 - 750	752	127,258,784.77	11.24
751 - 800	200	36,107,396.38	3.19
801 >=	8	1,328,492.33	0.12
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Non-Zero Minimum: 460
Maximum: 822
Non-Zero WA: 634

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,914	$474,146,638.04	41.88%
Purchase	3,024	452,495,614.91	39.97
Rate/Term Refinance	1,074	176,762,345.62	15.61
Home Improvement	174	17,239,439.97	1.52
Debt Consolidation	62	11,402,687.66	1.01
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	5,469	$832,234,827.59	73.52%
PUD	580	105,862,865.85	9.35
2-4 Family	537	101,557,277.25	8.97
Condo	614	88,041,153.00	7.78
Manufactured Housing	37	3,182,860.36	0.28
Townhouse	9	1,049,642.15	0.09
Row House	2	118,100.00	0.01
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,307	$264,814,952.39	23.39%
CA-N	645	149,836,976.78	13.24
IL	457	75,004,963.32	6.63
FL	590	70,554,803.21	6.23
CO	249	43,686,004.62	3.86
TX	333	33,721,340.13	2.98
MI	272	32,642,796.87	2.88
NY	140	31,106,900.62	2.75
WA	195	28,000,237.13	2.47
HI	113	26,066,614.28	2.30
NJ	129	25,666,735.17	2.27
VA	145	25,377,032.37	2.24
OH	282	25,209,457.92	2.23
NV	152	23,643,151.29	2.09
MA	103	22,527,439.94	1.99
MD	127	21,903,632.96	1.93
MN	120	20,332,470.14	1.80
AZ	174	20,286,501.05	1.79
PA	188	19,840,236.21	1.75
GA	105	16,370,156.46	1.45
NC	125	15,077,921.83	1.33
CT	84	13,603,815.74	1.20
MO	150	13,519,616.39	1.19
UT	91	12,181,058.01	1.08
OR	80	11,387,030.11	1.01
IN	105	8,618,429.63	0.76
TN	84	7,882,525.00	0.70
WI	62	7,554,874.73	0.67
RI	42	6,686,761.67	0.59
KY	69	6,183,323.94	0.55
Other	530	52,758,966.29	4.66
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,091	$329,042,064.22	29.07%
1% of Orig. Bal.	41	3,387,860.92	0.30
1% of UPB	139	14,676,317.60	1.30
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	27	3,496,246.46	0.31
2 Mos. Int. of UPB	12	2,281,150.90	0.20
2 Mos. Int. on 80% of UPB	1	330,000.00	0.03
2% 1% of UPB	52	5,848,285.58	0.52
2% of UPB	122	16,458,414.21	1.45
3 Mos. Int. of UPB	52	10,362,361.45	0.92
3 Mos. Int. on 80% of UPB	6	1,202,730.93	0.11
3% 2% 1% of UPB	7	1,751,709.22	0.15
3% of UPB	107	8,824,089.89	0.78
5% 1% of UPB	17	2,920,141.25	0.26
5% 3% of UPB	5	364,108.85	0.03
5% 4% 3% of UPB	223	23,310,852.20	2.06
5% 4% of UPB	28	3,897,603.61	0.34
5% of UPB	322	44,296,634.05	3.91
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	2,297	399,833,354.79	35.32
6 Mos. Int. on 80% of UPB	1,389	221,171,097.58	19.54
6 Mos. Int. on UPB	102	11,948,774.59	1.06
6% of UPB	208	26,642,927.90	2.35
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,329	$637,996,725.35	56.36%
Stated	2,043	368,843,397.05	32.58
No Documentation	561	77,226,183.44	6.82
Limited	294	42,208,768.45	3.73
No Ratio	21	5,771,651.91	0.51
Total:	**7,248**	**$1,132,046,726.20**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	851	$159,927,958.27	18.85%
3.001 - 3.500	12	2,622,407.16	0.31
3.501 - 4.000	18	3,654,195.57	0.43
4.001 - 4.500	42	11,028,419.10	1.30
4.501 - 5.000	120	23,298,202.10	2.75
5.001 - 5.500	481	96,307,925.15	11.35
5.501 - 6.000	1,024	186,234,747.93	21.95
6.001 - 6.500	770	131,972,086.26	15.55
6.501 - 7.000	614	106,611,436.09	12.56
7.001 - 7.500	442	71,424,298.44	8.42
7.501 - 8.000	204	29,577,091.21	3.49
8.001 - 8.500	108	13,518,497.80	1.59
8.501 - 9.000	64	7,021,860.83	0.83
9.001 - 9.500	21	1,631,541.58	0.19
9.501 - 10.000	21	1,988,148.56	0.23
10.001 >=	13	1,689,944.12	0.20
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum:	2.250%
Maximum:	11.420%
Weighted Average:	5.608%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	20	$4,146,682.84	0.49%
2.000	1,390	261,308,314.21	30.80
3.000	2,737	460,679,599.72	54.29
5.000	655	121,907,924.25	14.37
6.000	1	133,439.43	0.02
7.000	2	332,799.72	0.04
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.972%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,747	$657,511,084.00	77.49%
1.500	213	33,269,998.28	3.92
2.000	845	157,727,677.89	18.59
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.205%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	3	$590,856.05	0.07%
8.501 - 9.000	13	2,768,980.56	0.33
9.001 - 9.500	143	27,321,793.87	3.22
9.501 - 10.000	334	61,459,925.87	7.24
10.001 - 10.500	177	34,215,804.46	4.03
10.501 - 11.000	122	23,191,764.14	2.73
11.001 - 11.500	54	10,249,440.97	1.21
11.501 - 12.000	136	29,018,215.09	3.42
12.001 - 12.500	235	54,398,098.10	6.41
12.501 - 13.000	389	81,605,195.44	9.62
13.001 - 13.500	471	90,249,536.97	10.64
13.501 - 14.000	665	122,167,401.22	14.40
14.001 - 14.500	519	86,928,503.66	10.24
14.501 - 15.000	558	87,879,405.71	10.36
15.001 - 15.500	309	47,945,076.41	5.65
15.501 - 16.000	299	41,473,865.54	4.89
16.001 - 16.500	142	17,648,009.81	2.08
16.501 - 17.000	82	9,435,018.42	1.11
17.001 - 17.500	37	3,597,407.97	0.42
17.501 - 18.000	33	4,461,084.94	0.53
18.001 - 18.500	33	4,197,018.70	0.49
18.501 - 19.000	18	3,558,519.30	0.42
19.001 - 19.500	16	1,987,928.01	0.23
19.501 >=	17	2,159,908.96	0.25
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 8.200%
Maximum: 20.800%
Weighted Average: 13.340%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	909	$172,015,076.82	20.27%
5.501 - 6.000	109	26,211,859.27	3.09
6.001 - 6.500	315	70,484,679.13	8.31
6.501 - 7.000	638	132,618,208.76	15.63
7.001 - 7.500	701	129,358,171.10	15.25
7.501 - 8.000	699	123,776,449.25	14.59
8.001 - 8.500	459	73,193,719.74	8.63
8.501 - 9.000	490	68,230,383.84	8.04
9.001 - 9.500	199	24,118,737.01	2.84
9.501 - 10.000	152	16,015,474.75	1.89
10.001 - 10.500	68	7,213,468.82	0.85
10.501 - 11.000	35	3,080,977.26	0.36
11.001 - 11.500	20	1,591,608.83	0.19
11.501 - 12.000	6	336,951.70	0.04
12.001 - 12.500	4	220,493.89	0.03
13.001 - 13.500	1	42,500.00	0.01
Total:	**4,805**	**$848,508,760.17**	**100.00%**

Minimum: 2.250%
Maximum: 13.500%
Weighted Average: 6.636%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-10	2	$331,283.28	0.04%
2003-12	1	283,319.22	0.03
2004-11	3	482,715.99	0.06
2004-12	2	660,382.12	0.08
2005-01	9	1,726,408.21	0.20
2005-02	14	3,192,427.12	0.38
2005-03	48	8,374,872.98	0.99
2005-04	440	68,766,243.00	8.10
2005-05	1,156	199,854,222.67	23.55
2005-06	1,483	273,789,681.41	32.27
2005-07	125	22,853,624.74	2.69
2005-08	12	2,156,342.64	0.25
2005-09	10	1,678,381.77	0.20
2005-10	3	456,352.82	0.05
2005-11	3	389,339.47	0.05
2005-12	5	675,099.71	0.08
2006-01	5	954,811.32	0.11
2006-02	12	1,807,679.96	0.21
2006-03	42	7,951,343.19	0.94
2006-04	91	14,259,062.45	1.68
2006-05	243	36,895,758.73	4.35
2006-06	411	73,531,684.49	8.67
2006-07	23	4,063,959.02	0.48
2007-05	1	81,548.62	0.01
2007-06	9	1,775,018.95	0.21
2007-07	10	1,909,743.32	0.23
2007-08	17	2,932,774.76	0.35
2007-09	27	5,258,559.97	0.62
2007-10	10	1,793,656.46	0.21
2007-11	9	2,004,757.54	0.24
2007-12	13	2,598,876.96	0.31
2008-01	32	5,433,490.29	0.64
2008-02	81	14,598,250.35	1.72
2008-03	117	22,338,822.89	2.63
2008-04	98	17,912,799.90	2.11
2008-05	153	28,908,340.19	3.41
2008-06	77	14,435,810.73	1.70
2008-07	6	1,227,754.60	0.14
2018-04	1	105,958.33	0.01
2018-05	1	57,600.00	0.01
Total:	**4,805**	**$848,508,760.17**	**100.00%**

SAIL 2003-BC9 Collateral Summary – Group 3

Total Number of Loans	2,300	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$377,881,564	Yes	30.4%
Average Loan Principal Balance	$164,296	No	69.6%
Fixed Rate	35.4%		
Adjustable Rate	64.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	82.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	68.4%
Weighted Average Margin	5.8%	No	31.6%
Weighted Average Initial Periodic Cap	2.9%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	17.1%
Weighted Average Floor	7.1%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	345.2	1.001-2.000	52.7%
Weighted Average Remaining Term (mo.)	344.4	2.001-3.000	22.1%
Weighted Average Loan Age (mo.)	0.8	4.001-5.000	2.8%
Weighted Average Combined LTV	83.2%		
Non-Zero Weighted Average FICO	639	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.3%	(Other states account individually for less than	
% IO Loans	1.4%	3% of the Cut-off Date principal balance)	
		CA	46.6%
Lien Position		IL	5.0%
First	93.8%	FL	4.9%
Second	6.2%	GA	4.3%
		CO	3.9%
Product Type			
2/28 ARM (LIBOR)	58.5%	**Occupancy Status**	
Fixed Rate	31.0%	Primary Home	94.2%
3/27 ARM (LIBOR)	4.7%	Investment	5.5%
Balloon	4.4%	Second Home	0.3%
Other	1.4%		

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	561	$17,816,557.61	4.71%
50,000.01 - 100,000.00	490	35,398,493.13	9.37
100,000.01 - 150,000.00	323	39,710,165.10	10.51
150,000.01 - 200,000.00	223	38,669,945.85	10.23
200,000.01 - 250,000.00	146	32,662,759.56	8.64
250,000.01 - 300,000.00	112	30,825,683.23	8.16
300,000.01 - 350,000.00	126	41,817,623.50	11.07
350,000.01 - 400,000.00	125	47,158,228.47	12.48
400,000.01 - 450,000.00	79	33,814,084.75	8.95
450,000.01 - 500,000.00	69	33,272,113.72	8.80
500,000.01 - 550,000.00	22	11,621,091.34	3.08
550,000.01 - 600,000.00	11	6,338,690.90	1.68
600,000.01 - 650,000.00	9	5,756,226.46	1.52
650,000.01 - 700,000.00	2	1,364,900.00	0.36
700,000.01 - 750,000.00	1	720,000.00	0.19
900,000.01 - 950,000.00	1	935,000.00	0.25
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum:	$9,993.21
Maximum:	$935,000.00
Weighted Average:	$164,296.33

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	32	$7,327,356.37	1.94%
5.501 - 6.000	76	21,066,985.06	5.58
6.001 - 6.500	182	50,788,982.00	13.44
6.501 - 7.000	306	76,333,266.47	20.20
7.001 - 7.500	267	61,534,465.16	16.28
7.501 - 8.000	293	60,264,517.67	15.95
8.001 - 8.500	169	31,339,658.84	8.29
8.501 - 9.000	165	21,605,676.55	5.72
9.001 - 9.500	94	11,833,090.04	3.13
9.501 - 10.000	99	7,733,564.04	2.05
10.001 - 10.500	30	2,567,124.77	0.68
10.501 - 11.000	179	9,046,165.36	2.39
11.001 - 11.500	77	3,410,944.71	0.90
11.501 - 12.000	126	4,917,026.20	1.30
12.001 - 12.500	96	4,329,054.61	1.15
12.501 - 13.000	43	1,397,786.79	0.37
13.001 - 13.500	28	1,094,360.96	0.29
13.501 - 14.000	32	1,089,329.32	0.29
14.001 - 14.250	2	68,491.38	0.02
14.251 - 14.500	2	61,350.00	0.02
14.501 - 14.750	1	46,367.32	0.01
16.001 >=	1	26,000.00	0.01
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum:	3.500%
Maximum:	16.250%
Weighted Average:	7.652%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	5	$356,926.45	0.09%
121 - 180	405	21,787,681.30	5.77
181 - 240	292	12,561,967.96	3.32
241 - 300	4	1,041,059.42	0.28
301 - 360	1,594	342,133,928.49	90.54
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 345.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	5	$356,926.45	0.09%
121 - 180	405	21,787,681.30	5.77
181 - 240	292	12,561,967.96	3.32
241 - 300	4	1,041,059.42	0.28
301 - 360	1,594	342,133,928.49	90.54
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 344.4

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$31,663.85	0.01%
10.001 - 20.000	4	225,351.85	0.06
20.001 - 30.000	4	647,315.02	0.17
30.001 - 40.000	13	909,341.91	0.24
40.001 - 50.000	17	2,145,685.48	0.57
50.001 - 60.000	42	7,045,278.81	1.86
60.001 - 70.000	99	20,126,805.64	5.33
70.001 - 80.000	728	155,142,020.94	41.06
80.001 - 90.000	626	129,315,978.96	34.22
90.001 - 100.000	766	62,292,121.16	16.48
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Minimum: 10.000%
Maximum: 100.000%
Non-Zero WA: 83.181%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	3	$982,500.00	0.26%
501 - 550	217	36,174,102.03	9.57
551 - 600	392	62,565,829.73	16.56
601 - 650	765	112,532,936.47	29.78
651 - 700	596	103,534,055.65	27.40
701 - 750	259	48,153,676.14	12.74
751 - 800	67	13,908,992.31	3.68
801 >=	1	29,471.29	0.01
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Non-Zero Minimum: 500
Maximum: 801
Non-Zero WA: 639

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Purchase	1,242	$182,460,098.15	48.28%
Cash Out Refinance	769	141,544,492.19	37.46
Rate/Term Refinance	257	47,927,751.09	12.68
Debt Consolidation	8	3,152,351.00	0.83
Home Improvement	24	2,796,871.19	0.74
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,804	$293,024,043.22	77.54%
PUD	216	43,121,050.37	11.41
Condo	170	23,221,281.70	6.15
2-4 Family	101	17,645,429.66	4.67
Townhouse	6	610,892.79	0.16
Manufactured Housing	3	258,865.88	0.07
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	479	$102,895,434.92	27.23%
CA-N	277	73,203,638.85	19.37
IL	114	18,990,116.29	5.03
FL	184	18,495,622.51	4.89
GA	105	16,370,156.46	4.33
CO	81	14,899,990.64	3.94
NY	43	10,687,092.98	2.83
TX	138	10,675,287.88	2.83
VA	50	9,754,263.88	2.58
MD	44	8,612,126.56	2.28
WA	74	8,168,273.05	2.16
MA	28	6,025,589.41	1.59
NJ	23	5,952,126.98	1.58
NV	34	5,905,352.22	1.56
PA	53	5,669,553.07	1.50
MI	37	5,255,192.77	1.39
AZ	49	5,011,977.96	1.33
UT	37	4,999,794.29	1.32
MN	19	3,871,260.25	1.02
OH	46	3,684,412.12	0.98
MO	48	3,598,065.69	0.95
CT	22	3,561,055.76	0.94
HI	10	3,328,849.39	0.88
NC	26	2,821,339.92	0.75
IN	27	2,709,610.55	0.72
TN	31	2,705,017.00	0.72
IA	35	2,473,753.14	0.65
OR	20	2,432,448.77	0.64
KY	19	1,703,066.72	0.45
RI	10	1,649,759.64	0.44
Other	137	11,771,333.95	3.12
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	499	$64,531,450.68	17.08%
1% of Orig. Bal.	10	798,727.98	0.21
1% of UPB	40	4,238,819.60	1.12
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	4	906,111.72	0.24
2 Mos. Int. of UPB	11	2,169,050.90	0.57
2 Mos. Int. on 80% of UPB	1	330,000.00	0.09
2% of UPB	43	7,305,956.77	1.93
3 Mos. Int. of UPB	22	4,386,775.40	1.16
3 Mos. Int. on 80% of UPB	1	266,496.69	0.07
3% 2% 1% of UPB	1	350,000.00	0.09
3% of UPB	6	431,243.46	0.11
5% 1% of UPB	3	408,000.00	0.11
5% 4% 3% of UPB	44	4,781,040.60	1.27
5% 4% of UPB	2	186,223.99	0.05
5% of UPB	160	21,247,853.35	5.62
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	577	119,130,244.13	31.53
6 Mos. Int. on 80% of UPB	787	134,642,699.47	35.63
6 Mos. Int. on UPB	26	2,841,059.72	0.75
6% of UPB	63	8,929,809.16	2.36
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,248	$192,233,764.96	50.87%
Stated	591	126,861,057.49	33.57
Limited	219	27,921,024.99	7.39
No Documentation	225	25,950,984.63	6.87
No Ratio	17	4,914,731.55	1.30
Total:	**2,300**	**$377,881,563.62**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	30	$6,073,460.44	2.49%
3.001 - 3.500	7	1,827,608.86	0.75
3.501 - 4.000	5	1,389,285.50	0.57
4.001 - 4.500	19	6,268,562.13	2.57
4.501 - 5.000	34	9,778,633.15	4.00
5.001 - 5.500	386	79,799,518.72	32.68
5.501 - 6.000	372	77,114,900.98	31.58
6.001 - 6.500	72	24,596,168.49	10.07
6.501 - 7.000	55	19,422,258.65	7.95
7.001 - 7.500	32	11,010,064.70	4.51
7.501 - 8.000	13	4,169,986.62	1.71
8.001 - 8.500	6	728,417.98	0.30
8.501 - 9.000	6	959,175.03	0.39
9.501 - 10.000	5	636,358.79	0.26
10.001 >=	3	431,770.79	0.18
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 2.250%
Maximum: 10.170%
Weighted Average: 5.771%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4	$1,216,049.56	0.50%
2.000	98	39,019,196.32	15.98
3.000	919	200,316,662.03	82.03
5.000	21	3,188,023.77	1.31
6.000	1	133,439.43	0.05
7.000	2	332,799.72	0.14
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.863%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	950	$225,282,700.95	92.25%
1.500	69	14,580,589.82	5.97
2.000	26	4,342,880.06	1.78
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.048%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	1	$209,237.76	0.09%
8.501 - 9.000	1	161,431.48	0.07
9.001 - 9.500	5	816,195.59	0.33
9.501 - 10.000	9	1,528,076.92	0.63
10.001 - 10.500	5	1,300,407.82	0.53
10.501 - 11.000	11	2,542,008.17	1.04
11.001 - 11.500	10	3,032,842.32	1.24
11.501 - 12.000	51	14,023,390.81	5.74
12.001 - 12.500	111	31,781,739.26	13.01
12.501 - 13.000	166	42,913,083.49	17.57
13.001 - 13.500	146	34,954,500.82	14.31
13.501 - 14.000	170	37,995,200.70	15.56
14.001 - 14.500	118	23,452,840.48	9.60
14.501 - 15.000	93	19,867,999.74	8.14
15.001 - 15.500	43	10,781,080.63	4.41
15.501 - 16.000	23	4,400,862.31	1.80
16.001 - 16.500	8	1,662,029.91	0.68
16.501 - 17.000	3	665,802.26	0.27
17.001 - 17.500	2	237,865.86	0.10
17.501 - 18.000	10	2,350,230.40	0.96
18.001 - 18.500	13	2,092,020.91	0.86
18.501 - 19.000	15	3,437,581.66	1.41
19.001 - 19.500	14	1,839,832.57	0.75
19.501 >=	17	2,159,908.96	0.88
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 8.500%
Maximum: 20.800%
Weighted Average: 13.658%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	38	$8,877,785.27	3.64%
5.501 - 6.000	61	17,310,447.17	7.09
6.001 - 6.500	141	38,239,449.34	15.66
6.501 - 7.000	210	54,393,709.05	22.27
7.001 - 7.500	190	44,869,281.08	18.37
7.501 - 8.000	176	40,665,673.44	16.65
8.001 - 8.500	112	22,784,005.99	9.33
8.501 - 9.000	75	11,395,818.45	4.67
9.001 - 9.500	17	2,378,372.29	0.97
9.501 - 10.000	17	1,940,618.84	0.79
10.001 - 10.500	6	1,161,625.06	0.48
10.501 - 11.000	1	67,920.79	0.03
11.501 - 12.000	1	121,464.06	0.05
Total:	**1,045**	**$244,206,170.83**	**100.00%**

Minimum: 2.250%
Maximum: 11.850%
Weighted Average: 7.117%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-12	1	$283,319.22	0.12%
2004-11	2	249,834.80	0.10
2004-12	2	660,382.12	0.27
2005-01	5	995,217.32	0.41
2005-02	8	2,012,082.66	0.82
2005-03	20	4,232,608.21	1.73
2005-04	173	34,096,107.67	13.96
2005-05	453	93,491,102.75	38.28
2005-06	283	80,208,778.69	32.84
2005-07	14	5,163,795.83	2.11
2005-08	1	147,773.15	0.06
2005-09	1	152,150.75	0.06
2005-11	1	137,469.44	0.06
2006-03	2	239,264.61	0.10
2006-04	9	2,540,243.67	1.04
2006-05	13	3,287,482.46	1.35
2006-06	32	11,778,394.28	4.82
2006-07	1	380,700.00	0.16
2007-06	1	55,134.77	0.02
2007-08	2	230,939.61	0.09
2007-10	1	96,484.05	0.04
2008-02	1	88,837.50	0.04
2008-03	1	121,623.88	0.05
2008-04	6	1,075,463.12	0.44
2008-05	7	1,329,859.93	0.54
2008-06	5	1,151,120.34	0.47
Total:	**1,045**	**$244,206,170.83**	**100.00%**

$1,085,065,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC9
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)	96,312,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2(5)(6)	73,508,000	(6)	4.76	27-90	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A(7)	446,881,000	(7)	2.54	1-90	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A1(8)	150,000,000	1M Libor	1.79	1-65	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
3-A2(8)	30,000,000	1M Libor	6.93	65-90	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
3-A3(8)	141,144,000	1M Libor	2.65	1-90	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	2/25/2005	Aaa/AAA/AAA
M1	51,800,000	1M Libor	4.98	39-90	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	46,347,000	1M Libor	4.95	38-90	5.00%	TBD	8/25/2033	A2/A/A
M3	13,631,000	1M Libor	4.93	37-90	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,358,000	1M Libor	4.91	37-90	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	10,905,000	1M Libor	4.60	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,179,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)	96,312,000	1M Libor	1.00	1-27	14.00%	TBD	8/25/2010	Aaa/AAA/AAA
1-A2(5)(6)	73,508,000	(6)	5.34	27-198	14.00%	(6)	8/25/2033	Aaa/AAA/AAA
2-A(7)	446,881,000	(7)	2.73	1-184	14.00%	(7)	8/25/2033	Aaa/AAA/AAA
3-A1(8)	150,000,000	1M Libor	1.79	1-65	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
3-A2(8)	30,000,000	1M Libor	8.54	65-198	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
3-A3(8)	141,144,000	1M Libor	2.92	1-198	14.00%	TBD	8/25/2033	Aaa/AAA/AAA
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	2/25/2005	Aaa/AAA/AAA
M1	51,800,000	1M Libor	5.45	39-153	9.25%	TBD	8/25/2033	Aa2/AA/AA
M2	46,347,000	1M Libor	5.33	38-138	5.00%	TBD	8/25/2033	A2/A/A
M3	13,631,000	1M Libor	5.18	37-115	3.75%	TBD	8/25/2033	A3/A-/A-
M4	16,358,000	1M Libor	5.00	37-104	2.25%	TBD	8/25/2033	Baa1/BBB+/BBB+
M5	10,905,000	1M Libor	4.60	37-85	1.25%	TBD	8/25/2033	Baa2/BBB/BBB
B	8,179,000	1M Libor	3.66	37-62	0.50%	TBD	8/25/2033	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates except the Class B will be rated by Moody's, S&P and Fitch.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1, Class 3-A2 and Class 3-A3 are the Group 3 Senior Certificates

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be paid to the Group 3 Senior Certificates, to be allocated proportionately based on the aggregate balance of the Class 3-A1 and Class 3-A2 Certificates and the balance of the 3-A3 Certificates, in the case of the Class 3-A1 and Class 3-A2 Certificates to be paid sequentially and in that order.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 3 Certificates , to be allocated proportionately based on the aggregate balance of the Class 3-A1 and Class 3-A2 Certificates and the balance of the 3-A3 Certificates, in the case of the Class 3-A1 and Class 3-A2 Certificates to be paid sequentially and in that order. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of the Group 3 Certificates, to be allocated proportionately based on the aggregate balance of the Class 3-A1 and Class 3-A2 Certificates and the balance of the 3-A3 Certificates, in the case of the Class 3-A1 and Class 3-A2 Certificates to be paid sequentially and in that order, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of the Group 3 Certificates, to be allocated proportionately based on the aggregate balance of the Class 3-A1 and Class 3-A2 Certificates and the balance of the 3-A3 Certificates, in the case of the Class 3-A1 and Class 3-A2 Certificates to be paid sequentially and in that order, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, 3-A2, 3-A3, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates and the Class 2-A Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on August 25, 2005, the Class 1-A2 and Class 2-A Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in September 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 Certificates will be calculated on a 30/360 basis. Interest for the Class 2-A Certificates for the first 24 Distribution dates will be calculated on a 30/360 basis and will be calculated on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1, 3-A2, 3-A3, Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1, 3-A2 and 3-A3 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	35,543,695.66	93,533,166.07	67,216,138.27	196,293,000.00
7-12	29,619,655.85	77,944,066.81	56,013,277.34	163,577,000.00
13-18	23,695,797.11	62,355,444.05	44,810,758.84	130,862,000.00

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 18% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 48% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 34% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	561,679,139
3	557,712,295
4	552,603,902
5	546,519,560
6	539,626,264
7	531,794,215
8	522,968,968
9	512,893,056
10	501,560,868
11	489,779,296
12	478,220,434

Month	Approximate Notional Balance ($)
13	467,038,930
14	455,377,929
15	444,943,968
16	434,715,014
17	424,610,452
18	401,800,854
19	368,105,600
20	336,291,068
21	323,356,572
22	310,417,558
23	294,782,165
24	281,403,348

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of anInsured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (23.88%), Wells Fargo (16.62%), People's Choice (13.98%), Fieldstone (12.25%), CIT (7.56%), Finance America (6.02%), Wilmington Financial (3.24%), Equifirst (3.20%) and Aurora Loan Services (3.08%) and as of the closing date will be serviced by Ocwen (35.29%), Option One (24.72%), Wilshire (18.22%), Wells Fargo (16.62%), Aurora Loan Services (3.08%) and Chase (2.07%).

Mortgage Insurance

Approximately 72.01% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1, Class 3-A1, 3-A2 and 3-A3 will double, the margins on Class 1-A2 and Class 2-A will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1 Aaa/AAA/AAA Libor Floater (Group 1)	2-A Aaa/AAA/AAA Fixed - Floating (Group 2)	3-A1 Aaa/AAA/AAA Libor Floater (Group 3)	3-A3 Aaa/AAA/AAA Libor Floater (Group 3)	A-IO Aaa/AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3
1-A2 Aaa/AAA/AAA Fixed-Floating (Group 1)		3-A2 Aaa/AAA/AAA Libor Floater (Group 3)			
M1 Aa2/AA/AA Libor Floater					Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A2/A/A Libor Floater					
M3 A3/A-/A- Libor Floater					
M4 Baa1/BBB+/BBB+ Libor Floater					
M5 Baa2/BBB/BBB Libor Floater					
B Baa3/NR-/BBB- Libor Floater					

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC9
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 25, 2003
Cut-Off Date:	August 1, 2003
Expected Pricing Date:	August [ ], 2003
Closing Date:	August 29, 2003
Settlement Date:	August 29, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1, 3-A2, 3-A3, M1, M2, M3, M4, M5 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A 30/360 on Class 1-A2 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.00625% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A and 3-A. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	2/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 1-A2					
Avg. Life (yrs)	9.59	6.51	4.76	3.57	2.67
Window (mos)	54-175	36-121	27-90	21-70	17-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class 2-A					
Avg. Life (yrs)	5.12	3.46	2.54	1.92	1.45
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class 3-A1					
Avg. Life (yrs)	3.69	2.47	1.79	1.33	1.05
Window (mos)	1-129	1-87	1-65	1-50	1-31
Expected Final Mat.	5/25/2014	11/25/2010	1/25/2009	10/25/2007	3/25/2006
Class 3-A2					
Avg. Life (yrs)	13.59	9.35	6.93	5.40	3.94
Window (mos)	129-175	87-121	65-90	50-70	31-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class 3-A3					
Avg. Life (yrs)	5.34	3.61	2.65	2.01	1.53
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M1					
Avg. Life (yrs)	9.61	6.53	4.98	4.30	4.16
Window (mos)	55-175	37-121	39-90	41-70	45-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M2					
Avg. Life (yrs)	9.61	6.53	4.95	4.16	3.81
Window (mos)	55-175	37-121	38-90	39-70	40-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M3					
Avg. Life (yrs)	9.61	6.53	4.93	4.10	3.67
Window (mos)	55-175	37-121	37-90	38-70	39-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M4					
Avg. Life (yrs)	9.60	6.52	4.91	4.07	3.61
Window (mos)	55-175	37-121	37-90	37-70	38-56
Expected Final Mat.	3/25/2018	9/25/2013	2/25/2011	6/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	9.05	6.12	4.60	3.80	3.38
Window (mos)	55-166	37-114	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	2/25/2013	9/25/2010	2/25/2009	1/25/2008
Class B					
Avg. Life (yrs)	7.09	4.76	3.66	3.21	3.08
Window (mos)	55-125	37-84	37-62	37-48	37-39
Expected Final Mat.	1/25/2014	8/25/2010	10/25/2008	8/25/2007	11/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	7/25/2006	6/25/2005	12/25/2004
Class 1-A2			
Avg. Life (yrs)	6.25	3.91	2.50
Window (mos)	35-117	22-76	16-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class 2-A			
Avg. Life (yrs)	3.42	2.16	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class 3-A1			
Avg. Life (yrs)	2.34	1.45	0.99
Window (mos)	1-83	1-53	1-30
Expected Final Mat.	7/25/2010	1/25/2008	2/25/2006
Class 3-A2			
Avg. Life (yrs)	8.94	5.78	3.58
Window (mos)	83-117	53-76	30-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class 3-A3			
Avg. Life (yrs)	3.44	2.17	1.42
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M1			
Avg. Life (yrs)	6.34	4.47	4.19
Window (mos)	37-117	40-76	45-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M2			
Avg. Life (yrs)	6.34	4.38	3.78
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M3			
Avg. Life (yrs)	6.34	4.33	3.62
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M4			
Avg. Life (yrs)	6.33	4.32	3.56
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M5			
Avg. Life (yrs)	5.94	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	11/25/2012	8/25/2009	11/25/2007
Class B			
Avg. Life (yrs)	4.62	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	6/25/2010	1/25/2008	9/25/2006

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-54	1-36	1-27	1-21	1-17
Expected Final Mat.	2/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 1-A2					
Avg. Life (yrs)	10.54	7.27	5.34	4.04	3.06
Window (mos)	54-321	36-256	27-198	21-157	17-127
Expected Final Mat.	5/25/2030	12/25/2024	2/25/2020	9/25/2016	3/25/2014
Class 2-A					
Avg. Life (yrs)	5.43	3.72	2.73	2.06	1.57
Window (mos)	1-310	1-241	1-184	1-143	1-113
Expected Final Mat.	6/25/2029	9/25/2023	12/25/2018	7/25/2015	1/25/2013
Class 3-A1					
Avg. Life (yrs)	3.69	2.47	1.79	1.33	1.05
Window (mos)	1-129	1-87	1-65	1-50	1-31
Expected Final Mat.	5/25/2014	11/25/2010	1/25/2009	10/25/2007	3/25/2006
Class 3-A2					
Avg. Life (yrs)	15.98	11.38	8.54	6.70	5.04
Window (mos)	129-321	87-256	65-198	50-157	31-127
Expected Final Mat.	5/25/2030	12/25/2024	2/25/2020	9/25/2016	3/25/2014
Class 3-A3					
Avg. Life (yrs)	5.74	3.95	2.92	2.22	1.71
Window (mos)	1-321	1-256	1-198	1-157	1-127
Expected Final Mat.	5/25/2030	12/25/2024	2/25/2020	9/25/2016	3/25/2014
Class M1					
Avg. Life (yrs)	10.38	7.14	5.45	4.67	4.46
Window (mos)	55-274	37-201	39-153	41-120	45-97
Expected Final Mat.	6/25/2026	5/25/2020	5/25/2016	8/25/2013	9/25/2011
Class M2					
Avg. Life (yrs)	10.25	7.03	5.33	4.46	4.06
Window (mos)	55-253	37-182	38-138	39-108	40-87
Expected Final Mat.	9/25/2024	10/25/2018	2/25/2015	8/25/2012	11/25/2010
Class M3					
Avg. Life (yrs)	10.04	6.86	5.18	4.29	3.83
Window (mos)	55-217	37-154	37-115	38-90	39-72
Expected Final Mat.	9/25/2021	6/25/2016	3/25/2013	2/25/2011	8/25/2009
Class M4					
Avg. Life (yrs)	9.74	6.64	5.00	4.14	3.67
Window (mos)	55-199	37-140	37-104	37-81	38-65
Expected Final Mat.	3/25/2020	4/25/2015	4/25/2012	5/25/2010	1/25/2009
Class M5					
Avg. Life (yrs)	9.05	6.12	4.60	3.80	3.38
Window (mos)	55-166	37-114	37-85	37-66	37-53
Expected Final Mat.	6/25/2017	2/25/2013	9/25/2010	2/25/2009	1/25/2008
Class B					
Avg. Life (yrs)	7.09	4.76	3.66	3.21	3.08
Window (mos)	55-125	37-84	37-62	37-48	37-39
Expected Final Mat.	1/25/2014	8/25/2010	10/25/2008	8/25/2007	11/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	7/25/2006	6/25/2005	12/25/2004
Class 1-A2			
Avg. Life (yrs)	6.94	4.38	2.83
Window (mos)	35-250	22-169	16-121
Expected Final Mat.	6/25/2024	9/25/2017	9/25/2013
Class 2-A			
Avg. Life (yrs)	3.70	2.35	1.56
Window (mos)	1-247	1-168	1-120
Expected Final Mat.	3/25/2024	8/25/2017	8/25/2013
Class 3-A1			
Avg. Life (yrs)	2.34	1.45	0.99
Window (mos)	1-83	1-53	1-30
Expected Final Mat.	7/25/2010	1/25/2008	2/25/2006
Class 3-A2			
Avg. Life (yrs)	10.71	6.98	4.43
Window (mos)	83-250	53-169	30-121
Expected Final Mat.	6/25/2024	9/25/2017	9/25/2013
Class 3-A3			
Avg. Life (yrs)	3.74	2.37	1.57
Window (mos)	1-250	1-169	1-121
Expected Final Mat.	6/25/2024	9/25/2017	9/25/2013
Class M1			
Avg. Life (yrs)	6.94	4.87	4.47
Window (mos)	37-196	40-130	45-92
Expected Final Mat.	12/25/2019	6/25/2014	4/25/2011
Class M2			
Avg. Life (yrs)	6.83	4.70	4.01
Window (mos)	37-177	38-117	40-83
Expected Final Mat.	5/25/2018	5/25/2013	7/25/2010
Class M3			
Avg. Life (yrs)	6.66	4.55	3.77
Window (mos)	37-149	38-97	39-69
Expected Final Mat.	1/25/2016	9/25/2011	5/25/2009
Class M4			
Avg. Life (yrs)	6.44	4.39	3.61
Window (mos)	37-136	37-88	38-63
Expected Final Mat.	12/25/2014	12/25/2010	11/25/2008
Class M5			
Avg. Life (yrs)	5.94	4.04	3.33
Window (mos)	37-111	37-72	37-51
Expected Final Mat.	11/25/2012	8/25/2009	11/25/2007
Class B			
Avg. Life (yrs)	4.62	3.33	3.07
Window (mos)	37-82	37-53	37-37
Expected Final Mat.	6/25/2010	1/25/2008	9/25/2006

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
7.226170	3.98
7.236170	3.78
7.246170	3.59
7.256170	3.39
7.266170	3.20
7.276170	3.00
7.286170	2.81
7.296170	2.61
7.306170	2.42
7.316170	2.22
7.326170	2.03
Mod. Dur.	0.70 [3]

(1) **Shown at the Certificate pricing assumption as defined on page one. These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

(2) **Assumes a price of 7.276170% plus accrued interest.**

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.48560	8.75862
2	N/A	N/A	32	8.56593	7.91024
3	N/A	N/A	33	8.84970	8.37313
4	N/A	N/A	34	9.21368	8.68552
5	N/A	N/A	35	9.53233	8.97838
6	N/A	N/A	36	9.22213	8.68724
7	N/A	N/A	37	9.21942	8.68573
8	N/A	N/A	38	9.52393	8.97376
9	N/A	N/A	39	9.21400	8.68296
10	N/A	N/A	40	10.11336	9.51043
11	N/A	N/A	41	9.79551	9.31681
12	N/A	N/A	42	9.79199	9.31481
13	N/A	N/A	43	10.83724	10.31061
14	N/A	N/A	44	9.78495	9.31081
15	N/A	N/A	45	10.10749	9.61910
16	N/A	N/A	46	9.95528	9.59624
17	N/A	N/A	47	10.28420	9.91413
18	N/A	N/A	48	9.94870	9.59208
19	N/A	N/A	49	9.94495	9.70036
20	N/A	N/A	50	10.27257	10.02135
21	N/A	N/A	51	9.93745	9.69580
22	N/A	N/A	52	10.31573	10.10318
23	N/A	N/A	53	9.98008	9.77520
24	N/A	N/A	54	9.97627	9.77281
25	8.02916	7.42916	55	10.66023	10.44423
26	8.29584	7.67638	56	9.96868	10.23350
27	8.02731	7.42850	57	10.33820	10.67725
28	8.84703	8.17319	58	10.02111	10.36428
29	8.57106	7.91256	59	10.35108	10.70638
30	8.56935	7.91179	60	10.01325	10.35776

(1) Based on 1 month Libor, 6 month Libor, 12 month Libor and 1 year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC9 Collateral Summary –Aggregate

Total Number of Loans	7,033	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,090,516,604	Yes	30.2%
Average Loan Principal Balance	$155,057	No	69.8%
Fixed Rate	25.3%		
Adjustable Rate	74.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	71.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	72.0%
Weighted Average Margin	5.6%	No	28.0%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.2%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.3%	None	28.5%
Weighted Average Floor	6.7%	0.001-1.000	3.7%
Weighted Average Original Term (mo.)	352.5	1.001-2.000	43.2%
Weighted Average Remaining Term (mo.)	349.3	2.001-3.000	23.6%
Weighted Average Loan Age (mo.)	3.2	4.001-5.000	0.9%
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	633	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.5%	(Other states account individually for less than	
% IO Loans	0.6%	3% of the Cut-off Date principal balance)	
		CA	36.4%
Lien Position		IL	6.6%
First	97.9%	FL	6.4%
Second	2.1%	CO	3.9%
		TX	3.0%
Product Type			
2/28 ARM (LIBOR)	50.9%	**Occupancy Status**	
Fixed Rate	23.7%	Primary Home	91.1%
3/27 ARM (LIBOR)	10.2%	Investment	8.3%
5/1 ARM (LIBOR)	8.4%	Second Home	0.6%
Other	6.8%		

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	817	$28,202,425.86	2.59%
50,000.01 - 100,000.00	1,685	126,165,608.25	11.57
100,000.01 - 150,000.00	1,509	188,087,302.54	17.25
150,000.01 - 200,000.00	1,127	195,688,164.29	17.94
200,000.01 - 250,000.00	745	166,863,068.98	15.30
250,000.01 - 300,000.00	523	142,898,161.39	13.10
300,000.01 - 350,000.00	273	87,899,170.98	8.06
350,000.01 - 400,000.00	144	54,226,422.27	4.97
400,000.01 - 450,000.00	95	40,587,502.70	3.72
450,000.01 - 500,000.00	70	33,688,272.15	3.09
500,000.01 - 550,000.00	20	10,511,963.34	0.96
550,000.01 - 600,000.00	12	6,937,644.84	0.64
600,000.01 - 650,000.00	9	5,745,513.53	0.53
650,000.01 - 700,000.00	2	1,363,316.71	0.13
700,000.01 - 750,000.00	1	718,845.02	0.07
900,000.01 - 950,000.00	1	933,221.06	0.09
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Minimum: $9,986.29
Maximum: $933,221.06
Average: $155,057.10

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	709	$134,290,331.41	12.31%
5.501 - 6.000	248	49,259,608.21	4.52
6.001 - 6.500	460	98,824,149.09	9.06
6.501 - 7.000	950	182,511,966.31	16.74
7.001 - 7.500	955	166,952,883.37	15.31
7.501 - 8.000	1,076	175,997,434.45	16.14
8.001 - 8.500	665	96,972,417.71	8.89
8.501 - 9.000	650	85,928,128.11	7.88
9.001 - 9.500	292	34,805,186.49	3.19
9.501 - 10.000	253	23,504,016.91	2.16
10.001 - 10.500	100	8,895,988.08	0.82
10.501 - 11.000	228	12,878,693.78	1.18
11.001 - 11.500	105	5,509,611.62	0.51
11.501 - 12.000	131	5,387,996.92	0.49
12.001 - 12.500	101	4,766,586.23	0.44
12.501 - 13.000	43	1,514,866.16	0.14
13.001 - 13.500	29	1,226,214.65	0.11
13.501 - 14.000	32	1,088,539.39	0.10
14.001 - 14.250	2	68,467.44	0.01
14.251 - 14.500	2	61,261.53	0.01
14.501 - 14.750	1	46,300.76	0.00
16.001 >=	1	25,955.29	0.00
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Minimum:	2.875%
Maximum:	16.250%
Weighted Average:	7.328%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	10	$592,387.58	0.05%
121 - 180	540	33,543,899.62	3.08
181 - 240	322	15,667,702.51	1.44
241 - 300	7	1,510,634.07	0.14
301 - 360	6,154	1,039,201,980.13	95.29
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.5

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 120	10	$592,387.58	0.05%
121 - 180	540	33,543,899.62	3.08
181 - 240	322	15,667,702.51	1.44
241 - 300	7	1,510,634.07	0.14
301 - 360	6,154	1,039,201,980.13	95.29
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Minimum: 116.0
Maximum: 359.0
Weighted Average: 349.3

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$31,626.73	0.00%
10.001 - 20.000	10	717,216.63	0.07
20.001 - 30.000	16	1,540,818.26	0.14
30.001 - 40.000	60	5,278,276.86	0.48
40.001 - 50.000	90	10,911,372.40	1.00
50.001 - 60.000	181	25,552,134.05	2.34
60.001 - 70.000	491	78,654,750.70	7.21
70.001 - 80.000	2,872	486,587,553.90	44.62
80.001 - 90.000	2,080	339,221,261.75	31.11
90.001 - 100.000	1,232	142,021,592.63	13.02
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Minimum:	10.000%
Maximum:	100.000%
Non-Zero WA:	81.567%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	5	$456,729.14	0.04%
451 - 500	13	2,399,694.88	0.22
501 - 550	878	131,955,405.87	12.10
551 - 600	1,392	202,234,273.35	18.54
601 - 650	2,136	318,423,745.14	29.20
651 - 700	1,692	280,185,012.75	25.69
701 - 750	716	119,353,748.94	10.94
751 - 800	194	34,368,226.86	3.15
801 >=	7	1,139,766.98	0.10
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Non-Zero Minimum:	460
Maximum:	822
Non-Zero WA:	633

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,856	$462,485,307.28	42.41%
Purchase	2,911	431,122,677.52	39.53
Rate/Term Refinance	1,030	168,310,236.05	15.43
Home Improvement	174	17,212,306.52	1.58
Debt Consolidation	62	11,386,076.54	1.04
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	5,298	$799,627,856.43	73.33%
PUD	570	103,110,980.37	9.46
2-4 Family	524	98,263,552.18	9.01
Condo	594	85,250,552.17	7.82
Manufactured Housing	36	3,097,724.69	0.28
Townhouse	9	1,047,992.17	0.10
Row House	2	117,945.90	0.01
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,249	$250,590,845.19	22.98%
CA-N	631	146,359,873.99	13.42
IL	444	72,133,599.15	6.61
FL	576	69,280,363.64	6.35
CO	245	42,984,375.62	3.94
TX	330	33,256,770.46	3.05
MI	264	30,819,588.60	2.83
NY	135	30,118,693.08	2.76
WA	186	26,378,819.64	2.42
HI	112	25,766,380.58	2.36
NJ	126	24,754,915.28	2.27
VA	141	24,438,613.19	2.24
OH	275	24,394,934.18	2.24
NV	149	23,268,555.20	2.13
MA	99	21,297,296.43	1.95
MD	124	21,224,626.50	1.95
AZ	171	19,862,060.73	1.82
MN	117	19,806,938.52	1.82
PA	178	18,638,013.45	1.71
GA	93	14,428,312.79	1.32
NC	121	14,424,029.09	1.32
CT	84	13,583,782.53	1.25
MO	145	13,051,813.42	1.20
UT	89	11,887,436.56	1.09
OR	78	11,208,031.60	1.03
IN	103	8,114,594.39	0.74
TN	81	7,678,341.26	0.70
WI	62	7,545,606.02	0.69
RI	41	6,509,662.23	0.60
KY	68	5,981,159.20	0.55
Other	516	50,728,571.39	4.65
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,999	$311,062,941.80	28.52%
1% of Orig. Bal.	40	3,322,309.57	0.30
1% of UPB	135	14,214,310.10	1.30
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	26	3,350,898.14	0.31
2 Mos. Int. of UPB	12	2,274,668.65	0.21
2 Mos. Int. on 80% of UPB	1	329,475.35	0.03
2% 1% of UPB	52	5,841,705.71	0.54
2% of UPB	123	16,582,474.66	1.52
3 Mos. Int. of UPB	51	10,114,718.74	0.93
3 Mos. Int. on 80% of UPB	6	1,200,063.16	0.11
3% 2% 1% of UPB	7	1,749,278.97	0.16
3% of UPB	105	8,685,366.94	0.80
5% 1% of UPB	17	2,916,391.48	0.27
5% 3% of UPB	4	278,095.88	0.03
5% 4% 3% of UPB	222	23,077,872.49	2.12
5% 4% of UPB	28	3,892,343.39	0.36
5% of UPB	318	43,481,729.29	3.99
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	2,212	383,594,490.67	35.18
6 Mos. Int. on 80% of UPB	1,368	216,129,015.31	19.82
6 Mos. Int. on UPB	99	11,806,070.62	1.08
6% of UPB	208	26,612,382.99	2.44
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,241	$623,878,288.42	57.21%
Stated	1,959	350,938,451.77	32.18
No Documentation	524	69,340,374.70	6.36
Limited	289	40,781,083.97	3.74
No Ratio	20	5,578,405.05	0.51
Total:	**7,033**	**$1,090,516,603.91**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	797	$149,399,417.48	18.33%
3.001 - 3.500	12	2,617,366.42	0.32
3.501 - 4.000	18	3,646,402.12	0.45
4.001 - 4.500	38	10,230,136.27	1.26
4.501 - 5.000	115	22,560,438.52	2.77
5.001 - 5.500	467	93,472,518.94	11.47
5.501 - 6.000	987	177,255,589.27	21.75
6.001 - 6.500	751	127,084,196.82	15.59
6.501 - 7.000	605	105,092,250.34	12.90
7.001 - 7.500	434	70,186,143.05	8.61
7.501 - 8.000	200	28,865,986.09	3.54
8.001 - 8.500	102	12,489,258.35	1.53
8.501 - 9.000	63	6,956,494.88	0.85
9.001 - 9.500	21	1,630,100.29	0.20
9.501 - 10.000	21	1,986,425.25	0.24
10.001 >=	11	1,498,750.24	0.18
Total:	**4,642**	**$814,971,474.33**	**100.00%**

Minimum: 2.250%
Maximum: 11.000%
Weighted Average: 5.631%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	19	$3,975,775.99	0.49%
2.000	1,361	255,448,206.62	31.34
3.000	2,640	439,872,872.83	53.97
5.000	619	115,209,002.93	14.14
6.000	1	133,176.20	0.02
7.000	2	332,439.76	0.04
Total:	**4,642**	**$814,971,474.33**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.962%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,640	$634,477,756.97	77.85%
1.500	210	32,754,441.74	4.02
2.000	792	147,739,275.62	18.13
Total:	**4,642**	**$814,971,474.33**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.201%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	3	$590,462.24	0.07%
8.501 - 9.000	13	2,767,821.31	0.34
9.001 - 9.500	137	25,929,702.72	3.18
9.501 - 10.000	311	57,344,325.87	7.04
10.001 - 10.500	168	32,234,182.26	3.96
10.501 - 11.000	114	21,709,123.78	2.66
11.001 - 11.500	50	9,397,981.79	1.15
11.501 - 12.000	129	28,100,554.55	3.45
12.001 - 12.500	229	52,351,767.53	6.42
12.501 - 13.000	387	80,217,832.69	9.84
13.001 - 13.500	472	89,519,801.29	10.98
13.501 - 14.000	666	121,325,457.79	14.89
14.001 - 14.500	515	85,503,346.61	10.49
14.501 - 15.000	552	86,718,072.43	10.64
15.001 - 15.500	302	46,862,746.15	5.75
15.501 - 16.000	292	40,524,123.04	4.97
16.001 - 16.500	141	17,470,425.39	2.14
16.501 - 17.000	79	9,167,917.49	1.12
17.001 - 17.500	36	3,401,745.44	0.42
17.501 - 18.000	23	2,064,295.44	0.25
18.001 - 18.500	18	1,501,149.58	0.18
18.501 - 19.000	3	120,620.98	0.01
19.001 - 19.500	2	148,017.96	0.02
Total:	**4,642**	**$814,971,474.33**	**100.00%**

Minimum: 8.200%
Maximum: 19.500%
Weighted Average: 13.285%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	871	$165,290,320.27	20.28%
5.501 - 6.000	96	23,024,833.89	2.83
6.001 - 6.500	287	64,096,426.65	7.86
6.501 - 7.000	616	126,969,454.92	15.58
7.001 - 7.500	683	125,622,212.05	15.41
7.501 - 8.000	692	121,891,966.50	14.96
8.001 - 8.500	449	70,746,227.76	8.68
8.501 - 9.000	479	66,580,645.64	8.17
9.001 - 9.500	192	23,237,067.45	2.85
9.501 - 10.000	147	15,475,165.68	1.90
10.001 - 10.500	67	7,014,494.64	0.86
10.501 - 11.000	33	2,958,080.32	0.36
11.001 - 11.500	19	1,465,282.46	0.18
11.501 - 12.000	6	336,450.27	0.04
12.001 - 12.500	4	220,363.29	0.03
13.001 - 13.500	1	42,482.54	0.01
Total:	**4,642**	**$814,971,474.33**	**100.00%**

Minimum: 2.250%
Maximum: 13.500%
Weighted Average: 6.663%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-10	1	$164,629.61	0.02%
2004-11	1	232,460.71	0.03
2005-01	5	784,638.31	0.10
2005-02	13	2,788,531.77	0.34
2005-03	41	7,484,441.72	0.92
2005-04	430	66,904,386.53	8.21
2005-05	1,138	195,362,448.60	23.97
2005-06	1,429	262,082,646.12	32.16
2005-07	124	22,531,230.40	2.76
2005-08	8	1,345,109.80	0.17
2005-09	9	1,500,300.13	0.18
2005-10	3	456,352.82	0.06
2005-11	2	251,870.03	0.03
2005-12	3	422,133.96	0.05
2006-01	5	954,696.08	0.12
2006-02	12	1,807,663.59	0.22
2006-03	39	7,158,343.56	0.88
2006-04	88	13,593,741.95	1.67
2006-05	238	36,066,107.51	4.43
2006-06	405	72,550,691.03	8.90
2006-07	22	3,857,901.98	0.47
2007-05	1	81,548.62	0.01
2007-06	5	1,185,603.43	0.15
2007-07	8	1,369,339.97	0.17
2007-08	15	2,496,323.77	0.31
2007-09	25	4,875,025.22	0.60
2007-10	9	1,659,263.56	0.20
2007-11	7	1,722,636.16	0.21
2007-12	13	2,598,772.75	0.32
2008-01	32	5,433,443.18	0.67
2008-02	78	14,162,431.79	1.74
2008-03	109	20,892,942.94	2.56
2008-04	93	17,014,161.91	2.09
2008-05	148	27,909,655.93	3.42
2008-06	75	13,878,896.61	1.70
2008-07	6	1,227,754.60	0.15
2018-04	1	105,831.10	0.01
2018-05	1	57,516.58	0.01
Total:	**4,642**	**$814,971,474.33**	**100.00%**

SAIL 2003-BC9 Collateral Summary – Group 3

Total Number of Loans	2,318	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$373,422,801	Yes	30.6%
Average Loan Principal Balance	$161,097	No	69.4%
Fixed Rate	36.5%		
Adjustable Rate	63.5%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	82.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	68.3%
Weighted Average Margin	5.8%	No	31.7%
Weighted Average Initial Periodic Cap	2.9%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.4%	None	17.6%
Weighted Average Floor	7.1%	0.001-1.000	4.9%
Weighted Average Original Term (mo.)	345.2	1.001-2.000	52.1%
Weighted Average Remaining Term (mo.)	342.0	2.001-3.000	22.7%
Weighted Average Loan Age (mo.)	3.2	4.001-5.000	2.7%
Weighted Average Combined LTV	83.2%		
Non-Zero Weighted Average FICO	639	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.2%	(Other states account individually for less than	
% IO Loans	1.4%	3% of the Cut-off Date principal balance)	
		CA	45.6%
Lien Position		IL	5.2%
First	93.9%	FL	5.0%
Second	6.1%	CO	4.2%
		GA	3.9%
Product Type			
2/28 ARM (LIBOR)	57.5%	**Occupancy Status**	
Fixed Rate	32.1%	Primary Home	94.1%
3/27 ARM (LIBOR)	4.8%	Investment	5.6%
Balloon	4.4%	Second Home	0.3%
Other	1.3%		

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	566	$17,983,572.68	4.82%
50,000.01 - 100,000.00	510	36,786,957.76	9.85
100,000.01 - 150,000.00	326	40,104,821.49	10.74
150,000.01 - 200,000.00	228	39,374,410.54	10.54
200,000.01 - 250,000.00	150	33,486,085.83	8.97
250,000.01 - 300,000.00	107	29,410,150.70	7.88
300,000.01 - 350,000.00	123	40,744,492.40	10.91
350,000.01 - 400,000.00	122	45,901,986.72	12.29
400,000.01 - 450,000.00	78	33,346,684.20	8.93
450,000.01 - 500,000.00	66	31,783,327.49	8.51
500,000.01 - 550,000.00	19	9,998,781.30	2.68
550,000.01 - 600,000.00	10	5,740,633.37	1.54
600,000.01 - 650,000.00	9	5,745,513.53	1.54
650,000.01 - 700,000.00	2	1,363,316.71	0.37
700,000.01 - 750,000.00	1	718,845.02	0.19
900,000.01 - 950,000.00	1	933,221.06	0.25
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Minimum: $9,986.29
Maximum: $933,221.06
Weighted Average: $161,096.98

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	27	$6,157,531.20	1.65%
5.501 - 6.000	75	20,645,113.91	5.53
6.001 - 6.500	179	50,057,783.01	13.41
6.501 - 7.000	302	74,525,625.15	19.96
7.001 - 7.500	260	59,651,559.62	15.97
7.501 - 8.000	288	58,870,658.96	15.77
8.001 - 8.500	187	32,196,116.48	8.62
8.501 - 9.000	201	24,453,340.80	6.55
9.001 - 9.500	91	11,507,541.48	3.08
9.501 - 10.000	98	7,668,038.85	2.05
10.001 - 10.500	33	2,703,100.54	0.72
10.501 - 11.000	177	8,884,465.58	2.38
11.001 - 11.500	75	3,336,558.08	0.89
11.501 - 12.000	123	4,730,159.02	1.27
12.001 - 12.500	95	4,340,375.07	1.16
12.501 - 13.000	42	1,362,983.56	0.36
13.001 - 13.500	27	1,041,325.08	0.28
13.501 - 14.000	32	1,088,539.39	0.29
14.001 - 14.250	2	68,467.44	0.02
14.251 - 14.500	2	61,261.53	0.02
14.501 - 14.750	1	46,300.76	0.01
16.001 >=	1	25,955.29	0.01
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Minimum: 3.500%
Maximum: 16.250%
Weighted Average: 7.673%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 120	5	$354,062.93	0.09%
121 - 180	406	21,918,486.87	5.87
181 - 240	285	11,979,700.76	3.21
241 - 300	4	1,038,428.67	0.28
301 - 360	1,618	338,132,121.57	90.55
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 345.2

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 120	5	$354,062.93	0.09%
121 - 180	406	21,918,486.87	5.87
181 - 240	285	11,979,700.76	3.21
241 - 300	4	1,038,428.67	0.28
301 - 360	1,618	338,132,121.57	90.55
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Minimum: 117.0
Maximum: 359.0
Weighted Average: 342.0

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$31,626.73	0.01%
10.001 - 20.000	4	225,180.81	0.06
20.001 - 30.000	4	646,428.49	0.17
30.001 - 40.000	15	997,715.66	0.27
40.001 - 50.000	17	2,140,932.43	0.57
50.001 - 60.000	46	7,477,524.31	2.00
60.001 - 70.000	102	19,767,112.31	5.29
70.001 - 80.000	723	151,960,250.24	40.69
80.001 - 90.000	643	127,907,685.47	34.25
90.001 - 100.000	763	62,268,344.35	16.68
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Minimum: 10.000%
Maximum: 100.000%
Non-Zero WA: 83.175%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	3	$981,357.24	0.26%
501 - 550	220	36,255,787.85	9.71
551 - 600	395	62,524,038.82	16.74
601 - 650	769	110,240,943.57	29.52
651 - 700	595	101,601,848.15	27.21
701 - 750	267	48,232,827.64	12.92
751 - 800	68	13,556,643.26	3.63
801 >=	1	29,354.27	0.01
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Non-Zero Minimum: 500
Maximum: 801
Non-Zero WA: 639

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Purchase	1,242	$178,780,191.90	47.88%
Cash Out Refinance	780	141,339,771.26	37.85
Rate/Term Refinance	254	46,719,630.42	12.51
Home Improvement	34	3,435,503.92	0.92
Debt Consolidation	8	3,147,703.30	0.84
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,818	$289,139,550.49	77.43%
PUD	212	41,576,122.79	11.13
Condo	169	23,277,301.63	6.23
2-4 Family	109	18,483,140.03	4.95
Townhouse	6	609,714.85	0.16
Manufactured Housing	4	336,971.01	0.09
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	463	$98,302,633.92	26.32%
CA-N	274	72,030,504.28	19.29
IL	118	19,548,392.71	5.23
FL	182	18,488,969.93	4.95
CO	86	15,864,437.25	4.25
GA	93	14,428,312.79	3.86
NY	45	10,824,525.58	2.90
TX	139	10,691,337.35	2.86
VA	52	9,796,340.57	2.62
MD	44	8,595,972.68	2.30
WA	75	8,266,185.16	2.21
NV	35	5,946,062.67	1.59
MA	29	5,797,888.75	1.55
NJ	23	5,542,222.85	1.48
PA	49	5,196,386.12	1.39
UT	38	5,093,354.86	1.36
AZ	50	5,083,723.93	1.36
MI	39	4,944,285.34	1.32
OH	55	4,339,432.34	1.16
HI	13	3,946,040.40	1.06
MN	19	3,865,069.22	1.04
CT	23	3,669,771.30	0.98
MO	49	3,601,380.77	0.96
NC	27	2,845,358.26	0.76
IA	37	2,595,501.67	0.70
TN	29	2,566,277.02	0.69
IN	27	2,413,428.81	0.65
OR	19	2,318,588.70	0.62
KY	22	1,860,333.74	0.50
RI	11	1,857,852.16	0.50
Other	153	13,102,229.67	3.51
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	525	$65,552,285.79	17.55%
1% of Orig. Bal.	10	797,280.86	0.21
1% of UPB	39	3,959,861.28	1.06
2 Mos. Int. Amt. Prepaid. >20% Orig. Bal.	4	904,676.49	0.24
2 Mos. Int. of UPB	11	2,162,857.24	0.58
2 Mos. Int. on 80% of UPB	1	329,475.35	0.09
2% 1% of UPB	2	292,640.64	0.08
2% of UPB	46	7,581,786.59	2.03
3 Mos. Int. of UPB	21	4,147,114.15	1.11
3 Mos. Int. on 80% UPB	1	265,973.99	0.07
3% 2% 1% of UPB	1	349,488.17	0.09
3% of UPB	6	438,934.33	0.12
5% 1% of UPB	3	407,645.15	0.11
5% 4% 3% of UPB	54	5,523,087.01	1.48
5% 4% of UPB	2	185,938.42	0.05
5% of UPB	157	20,685,198.45	5.54
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	555	114,542,213.99	30.67
6 Mos. Int. on 80% of UPB	790	133,265,414.48	35.69
6 Mos. Int. on UPB	25	2,808,574.00	0.75
6% of UPB	65	9,222,354.42	2.47
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,250	$190,861,281.97	51.11%
Stated	593	124,495,531.06	33.34
Limited	215	26,867,691.51	7.19
No Documentation	244	26,472,865.71	7.09
No Ratio	16	4,725,430.55	1.27
Total:	**2,318**	**$373,422,800.80**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	25	$4,906,694.91	2.07%
3.001 - 3.500	7	1,824,409.92	0.77
3.501 - 4.000	5	1,386,134.27	0.58
4.001 - 4.500	16	5,701,696.67	2.40
4.501 - 5.000	32	9,431,048.39	3.97
5.001 - 5.500	382	79,182,008.82	33.37
5.501 - 6.000	360	73,700,109.96	31.06
6.001 - 6.500	68	22,794,705.11	9.61
6.501 - 7.000	58	19,631,253.08	8.27
7.001 - 7.500	36	11,529,238.00	4.86
7.501 - 8.000	14	4,298,272.73	1.81
8.001 - 8.500	5	649,247.12	0.27
8.501 - 9.000	6	958,167.78	0.40
9.001 - 9.500	1	81,869.86	0.03
9.501 - 10.000	6	709,851.39	0.30
10.001 >=	3	496,347.88	0.21
Total:	**1,024**	**$237,281,055.89**	**100.00%**

Minimum: 2.250%
Maximum: 10.500%
Weighted Average: 5.793%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4	$1,214,338.79	0.51%
2.000	98	39,014,315.43	16.44
3.000	901	193,728,739.89	81.65
5.000	18	2,858,045.82	1.20
6.000	1	133,176.20	0.06
7.000	2	332,439.76	0.14
Total:	**1,024**	**$237,281,055.89**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.857%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	931	$219,187,213.69	92.37%
1.500	71	14,378,510.44	6.06
2.000	22	3,715,331.76	1.57
Total:	**1,024**	**$237,281,055.89**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.046%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	1	$208,918.30	0.09%
8.501 - 9.000	1	161,431.48	0.07
9.001 - 9.500	5	816,195.46	0.34
9.501 - 10.000	7	1,317,615.54	0.56
10.001 - 10.500	2	347,392.87	0.15
10.501 - 11.000	11	2,538,365.92	1.07
11.001 - 11.500	9	2,903,238.34	1.22
11.501 - 12.000	57	15,672,304.14	6.60
12.001 - 12.500	120	32,833,962.05	13.84
12.501 - 13.000	179	45,269,254.58	19.08
13.001 - 13.500	156	35,899,383.72	15.13
13.501 - 14.000	176	38,191,394.81	16.10
14.001 - 14.500	124	23,525,021.58	9.91
14.501 - 15.000	93	19,661,583.43	8.29
15.001 - 15.500	42	10,560,204.31	4.45
15.501 - 16.000	23	4,397,872.42	1.85
16.001 - 16.500	9	1,716,334.37	0.72
16.501 - 17.000	3	665,112.14	0.28
17.001 - 17.500	4	400,076.16	0.17
17.501 - 18.000	1	121,354.11	0.05
18.001 - 18.500	1	74,040.16	0.03
Total:	**1,024**	**$237,281,055.89**	**100.00%**

Minimum: 8.500%
Maximum: 18.320%
Weighted Average: 13.390%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	49	$11,597,373.26	4.89%
5.501 - 6.000	56	15,850,823.96	6.68
6.001 - 6.500	131	35,861,542.52	15.11
6.501 - 7.000	205	52,692,185.58	22.21
7.001 - 7.500	186	43,297,942.71	18.25
7.501 - 8.000	172	39,424,912.68	16.62
8.001 - 8.500	108	21,539,110.98	9.08
8.501 - 9.000	73	11,205,532.88	4.72
9.001 - 9.500	17	2,350,701.32	0.99
9.501 - 10.000	17	1,960,729.28	0.83
10.001 - 10.500	9	1,378,846.61	0.58
11.501 - 12.000	1	121,354.11	0.05
Total:	**1,024**	**$237,281,055.89**	**100.00%**

Minimum:	2.250%
Maximum:	11.850%
Weighted Average:	7.117%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2005-01	2	$419,775.51	0.18%
2005-02	8	1,780,465.08	0.75
2005-03	15	3,630,758.86	1.53
2005-04	176	34,094,630.20	14.37
2005-05	452	92,228,715.18	38.87
2005-06	274	77,542,090.51	32.68
2005-07	14	5,159,866.15	2.17
2005-08	1	147,773.15	0.06
2005-09	2	286,198.36	0.12
2006-03	2	238,904.47	0.10
2006-04	9	2,323,049.12	0.98
2006-05	14	3,311,380.19	1.40
2006-06	33	11,920,520.43	5.02
2006-07	1	380,364.45	0.16
2007-06	1	55,134.77	0.02
2007-08	2	230,939.61	0.10
2007-10	1	96,484.05	0.04
2008-04	5	956,002.91	0.40
2008-05	7	1,328,952.44	0.56
2008-06	5	1,149,050.45	0.48
Total:	**1,024**	**$237,281,055.89**	**100.00%**